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Everest Re Group, Ltd.

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EVEREST RE GROUP, LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 19, 2010


TO THE SHAREHOLDERS OF EVEREST RE GROUP, LTD.:

The Annual General Meeting of Shareholders of Everest Re Group, Ltd. (the "Company"), a Bermuda company, will be held at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda on May 19, 2010 at 11:00 a.m., local time, for the following purposes:

1.   To elect Kenneth J. Duffy and Joseph V. Taranto as Class II directors of the Company, each to serve for a three-year period to expire at the 2013 Annual General Meeting of Shareholders or until such director's successor shall have been duly elected or appointed or until such director's office is otherwise vacated.

2.   To appoint PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to act as the Company's auditor for the year ending December 31, 2010 and authorize the Company's Board of Directors, acting through its Audit Committee, to set the fees for the independent registered public accounting firm acting as the Company's auditor.

3.   To consider and approve the Everest Re Group, Ltd. 2010 Stock Incentive Plan, as described in the attached proxy statement.

4.   To consider and act upon such other business, if any, as may properly come before the meeting and any and all adjournments thereof.

The Company's financial statements for the year ended December 31, 2009, together with the report of the Company's independent registered public accounting firm in respect of those financial statements, as approved by the Company's Board of Directors, will be presented at this Annual General Meeting.

Only shareholders of record identified in the Company's Register of Members at the close of business on March 26, 2010 are entitled to notice of, and vote at, the Annual General Meeting.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting in person, you are urged to sign and date the enclosed proxy and return it promptly in the postage prepaid envelope provided.

> By Order of the Board of Directors
> Sanjoy Mukherjee
> Senior Vice President, General Counsel and Secretary

April 15, 2010
Hamilton, Bermuda

EVEREST RE GROUP, LTD.

PROXY STATEMENT
_____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

MAY 19, 2010

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 19, 2010 at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda at 11:00 a.m.

The proxy statement and annual report to shareholders are available at
http://www.everestre.com/re-group/proxy.shtml

EVEREST RE GROUP, LTD.

PROXY STATEMENT
_____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 19, 2010

GENERAL INFORMATION

The enclosed Proxy Card is being solicited on behalf of the Board of Directors (the "Board") for use at the 2010 Annual General Meeting of Shareholders of Everest Re Group, Ltd., a Bermuda company (the "Company"), to be held on May 19, 2010, and at any adjournment thereof.   It may be revoked at any time before it is exercised by giving a later-dated proxy, notifying the Secretary of the Company in writing at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, or by voting in person at the Annual General Meeting. All shares represented at the meeting by properly executed proxies will be voted as specified and, unless otherwise specified, will be voted: (1) for the election of Kenneth J. Duffy and Joseph V. Taranto as Class II directors of the Company;   (2) for the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to act as the Company's auditor for 2010 and for authorizing the Company's Board of Directors acting through its Audit Committee to set the fees for the independent registered public accounting firm serving as the Company's auditor; and (3) for the approval of the Everest Re Group, Ltd. 2010 Stock Incentive Plan.

Only shareholders of record at the close of business on March 26, 2010 will be entitled to vote at the meeting. On that date, 63,950,689 Common Shares, par value $.01 per share ("Common Shares"), were outstanding and entitled to vote. This includes 5,028,215 Common Shares held by Everest Reinsurance Holdings, Inc. ("Everest Holdings"), the Company's predecessor and current subsidiary. Except as may be provided in the Company's Bye-laws, each Common Share is entitled to one vote.

The election of each nominee for director and the approval of all other matters to be voted upon at the Annual General Meeting require the affirmative vote of a majority of the votes cast at the Annual General Meeting, provided there is a quorum consisting of not less than two persons present in person or by proxy holding in excess of 50% of the issued and outstanding Common Shares entitled to attend and vote at the Annual General Meeting. The Company has appointed inspectors of election to count votes cast in person or by proxy. Common Shares owned by shareholders who are present in person or by proxy at the Annual General Meeting but who elect to abstain from voting will be counted towards the presence of a quorum. However, such Common Shares and Common Shares owned by shareholders and not voted in person or by proxy at the Annual General Meeting (including "broker non-votes") will not be counted towards the majority needed to elect a director or approve any other matter before the shareholders and, thus, will have no effect on the outcome of those votes.

This Proxy Statement, the attached Notice of Annual General Meeting, the Annual Report of the Company for the year ended December 31, 2009 (including financial statements) and the enclosed Proxy Card are first being mailed to the Company's shareholders on or about April 15, 2010.

All references in this document to "$" or "dollars" are references to the currency of the United States of America.

The Company knows of no specific matter to be brought before the Annual General Meeting that is not referred to in the attached Notice of Annual General Meeting of Shareholders and this Proxy Statement. If any such matter comes before the meeting, including any shareholder proposal properly made, the proxy holders will vote proxies in accordance with their best judgment with respect to such matters. To be properly made, a shareholder proposal must comply with the Company's Bye-laws and, in order for any matter to come before the meeting, it must relate to matters referred to in the attached Notice of Annual General Meeting.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

The Board of Directors recommends that you vote FOR the director nominees described below. Proxies will be so voted unless shareholders specify otherwise in their proxies.

The Company's Bye-laws provide for the division of the Board into three classes, with the directors in each class serving for a term of three years. At the 2010 Annual General Meeting, two nominees for Class II director positions are to be elected to serve until the 2013 Annual General Meeting of Shareholders or until their qualified successors are elected or until such director's office is otherwise vacated. At its regularly scheduled meeting on February 24, 2010, the Nominating and Governance Committee recommended to the Board the nominations of Kenneth J. Duffy and Joseph V. Taranto as Class II directors. Mr. Duffy and Mr. Taranto are currently Class II directors of the Company.

On February 24, 2010, the Board accepted the Nominating and Governance Committee recommendations, and the nominees have accepted their nominations for the Class II director positions. It is not expected that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the Board shall recommend, unless the Board reduces the number of directors accordingly. There are no arrangements or understandings between any director, or any nominee for election as a director, and any other person pursuant to which such person was selected as a director or nominee.

The Class III director positions will be subject to election at the 2011 Annual General Meeting and the Class I director positions will be subject to election at the 2012 Annual General Meeting.

Information Concerning Nominees

The following information has been furnished by the respective nominees for election of Class II directors for terms expiring in 2013.

Kenneth J. Duffy, 80, became a Class II director of Everest Holdings on March 12, 1996 and served as a director of Everest Reinsurance Company ("Everest Re") from March 1996 to February 2000. Thereafter he became a director of the Company upon the restructuring of Everest Holdings. Mr. Duffy is a retired insurance executive. He served with the insurance holding company, Commercial Union Corporation, and its parent company, CGU plc, from 1948 until his retirement in 1999. He was President and Chief Executive Officer of Commercial Union Corporation from January 1985 to January 1995, Chairman and Chief Executive Officer from January 1993 to January 1995, Chairman from January 1995 to October 1998 and Senior Advisor to CGU plc from October 1998 to December 1999. Until December 1999, he was also a director of Commercial Union Canada Holdings, Ltd. and the President and a director of Curepool (Bermuda) Ltd. He is also a vice president of the Insurance Institute of London and a fellow of the Institute of Risk Management. Mr. Duffy was selected to serve on the Board because of his experience as a public company insurance industry executive and director.

Joseph V. Taranto, 61, a Class II director, became Chairman of the Board and Chief Executive Officer of Everest Holdings and Everest Re on October 17, 1994 and served as President of both companies from December 1994 until February 24, 1997. On February 24, 2000, he became Chairman of the Board and Chief Executive Officer of the Company upon the restructuring of Everest Holdings. Mr. Taranto also serves as Chairman and Chief Executive Officer of Everest Holdings and from March 14, 2000 until June of 2007, he served as Chairman of Everest Reinsurance (Bermuda), Ltd. ("Bermuda Re"). Between 1986 and 1994, Mr. Taranto was a director and President of Transatlantic Holdings, Inc. and a director and President of Transatlantic Reinsurance Company and Putnam Reinsurance Company (both subsidiaries of Transatlantic Holdings, Inc.). Mr. Taranto was selected to serve on the Board because of his significant knowledge of the Company's operations and the insurance and reinsurance industries.

Information Concerning Continuing Directors and Executive Officers

The following information has been furnished by those directors whose terms of office will continue after the Annual General Meeting and by the other executive officers. Executive officers are elected by the Board following each Annual General Meeting and serve at the pleasure of the Board.

Martin Abrahams, 77, became a Class I director of Everest Holdings on March 12, 1996 and served as a director of Everest Re from March 1996 to February 2000. Thereafter he became a director of the Company upon the restructuring of Everest Holdings. Mr. Abrahams, currently retired, served with the accounting firm of Coopers & Lybrand L.L.P., a predecessor of PricewaterhouseCoopers LLP, from 1957 to 1995. He was a partner at that firm from 1969 to 1995. Mr. Abrahams was selected to serve on the Board because of his extensive financial experience at a public accounting firm.

John R. Dunne, 80, became a Class I director of Everest Holdings on June 10, 1996 and served as a director of Everest Re from June 1996 to February 2000. Thereafter he became a director of the Company upon the restructuring of Everest Holdings. Mr. Dunne is an attorney and member of the bars of New York and the District of Columbia. Since 1994 he has been counsel to the law firm of Whiteman Osterman & Hanna LLP in Albany, New York. From 1995 to 2007, Mr. Dunne served as a director of Aviva Life Insurance Company of New York. Mr. Dunne was a director of CGU Corporation, an insurance holding company, from 1993 until 2001. Mr. Dunne was counsel to the Washington, D.C. law firm of Bayh, Connaughton & Malone from 1993 to 1994. From 1990 to 1993, he served as an Assistant Attorney General at the United States Department of Justice. From 1966 to 1989, Mr. Dunne served as a New York State Senator while concurrently practicing law as a partner in New York law firms. Mr. Dunne was selected to serve on the Board because of his legal and governmental experience as well as his experience serving on the boards of insurance companies.

William F. Galtney, Jr., 57, became a Class III director of Everest Holdings on March 12, 1996 and served as a director of Everest Re from March 1996 to February 2000. Thereafter he became a director of the Company upon the restructuring of Everest Holdings. Since February 1, 2006 he has been President of Galtney Enterprises, Inc. Since April 1, 2005, he has served as Chairman of Oxford Insurance Services Limited, a managing general and surplus lines agency. Prior thereto, he was President (from June 2001 until December 31, 2004) and Chairman (until March 31, 2005) of Gallagher Healthcare Insurance Services, Inc. ("GHIS"), a wholly-owned subsidiary of Arthur J. Gallagher & Co. ("Gallagher"). From 1983 until its acquisition by Gallagher in June 2001, Mr. Galtney was the Chairman and Chief Executive Officer of Healthcare Insurance Services, Inc. (predecessor to GHIS), a managing general and surplus lines agency previously indirectly owned by The Galtney Group, Inc. Mr. Galtney is also Managing Member, President and Director of Galtney Group, LLC and was a director of Mutual Risk Management Ltd. from 1988 to 2002. During 2007, Mr. Galtney assumed the directorship of Intercare Holdings, Inc. and Intercare Solutions Holdings, Inc. Mr. Galtney was selected to serve on the Board because of his experience as an insurance industry executive and director.

Roger M. Singer, 63, was appointed a Class III director of the Company on February 24, 2010. Mr. Singer, currently retired, was the Senior Vice President, General Counsel and Secretary to OneBeacon Insurance Group LLC (formerly known as CGU Corporation) and its predecessors, CGU Corporation and Commercial Union Corporation from August of 1989 through December 2005. He continued to serve as director and consultant to OneBeacon Insurance Group LLC and its twelve subsidiary insurance companies through December 2006. Mr. Singer served with the Commonwealth of Massachusetts as the Commissioner of Insurance from July 1987 through July 1989 and as First Deputy Commissioner of Insurance from February 1985 through July 1987. He has also held various positions in branches of the federal government including the Office of Consumer Affairs and Business Regulation, the Consumer Protection Division and the Federal Trade Commission. Mr. Singer was selected to serve on the Board because of his legal experience and experience as an insurance industry regulator and insurance executive.

John A. Weber, 65, became a Class I director on May 22, 2003. Since December 2002, he has been the Managing Partner of Copley Square Capital Management, LLC, a private partnership and Securities and Exchange Commission ("SEC") registered investment adviser, which provides investment management and strategic advisory services to institutions. From 1990 through 2002, Mr. Weber was affiliated with One Beacon Insurance Group LLC and its predecessor companies. During that affiliation, he became the Managing Director and Chief Investment Officer of One Beacon Insurance Companies and the President of One Beacon Asset Management, Inc. (formerly known as CGU Asset Management, Inc.). From 1988 through 1990, Mr. Weber was the Chief Investment Officer for Provident Life Accident Insurance Company and from 1972 through 1988 was associated with Connecticut Mutual Life Insurance Company ("Connecticut Mutual") and its affiliate, State House Capital Management Company ("State House"), eventually serving as Senior Vice President of Connecticut Mutual and President of State House. Mr. Weber was selected to serve on the Board because of his experience as an insurance industry executive and investment adviser.

Dominic Addesso, 56, became Executive Vice President and Chief Financial Officer of the Company on May 8, 2009. In May 2009, he also became a director, Executive Vice President and Chief Financial Officer of Everest Re and Everest Holdings, and the Chairman and Chief Executive Officer of Everest Global Services, Inc. ("Everest Global") in October 2009. In 2009, he became a director of Bermuda Re and Everest Re Advisors, Ltd. ("Everest Re Advisors"). In September 2009, he became a director of Everest Reinsurance Company (Ireland), Limited ("Ireland Re"), an Irish subsidiary of the Company. On July 1, 2009, he was appointed as a director of Everest Advisors (UK), Ltd. ("Advisors U.K.") and effective May 15, 2009, as a director of Mt. McKinley Insurance Company ("Mt. McKinley") as well as a director (May 13, 2009) and Chairman (June 19, 2009) of Everest International Reinsurance, Ltd. ("Everest International") (f/k/a AFC Re Ltd.), and on June 16, 2009, a director and Treasurer of Everest Insurance Company of Canada ("EVCAN"). On May 15, 2009, Mr. Addesso became a director of Everest National Insurance Company ("Everest National"), Everest Indemnity Insurance Company ("Everest Indemnity") and Everest Security Insurance Company (f/k/a Southeastern Security Insurance Company) ("Everest Security"). Mr. Addesso serves as director, Chairman and President (May 15, 2009) of Mt. Whitney Securities, Inc., a subsidiary of Everest Re ("Mt. Whitney").

From 2008 until he joined the Company in May 2009, Mr. Addesso was President of Regional Clients of Munich Re America. From 2001 to 2009, he served as President of Direct Treaty, Munich Re America with profit and loss responsibility for direct treaty business covering all lines including surety, political risk and marine. From 1999 through 2001, he served in various underwriting and financial operations roles. From 1982 to 1995, he served as Executive Vice President and Chief Financial Officer of Selective Insurance Group, Inc. Prior to that, Mr. Addesso worked in public accounting for KPMG.

Mark S. de Saram, 54, became Executive Vice President of the Company on September 17, 2008, having served as Senior Vice President since October 13, 2004. He serves as Deputy Chairman, Managing Director and Chief Executive Officer of Bermuda Re and as a director and Deputy Chairman of Everest Re Advisors and Everest International. He serves as a director of Advisors U.K., Everest Underwriting Group (Ireland), Limited and of Ireland Re. Mr. de Saram joined Everest Re in 1995 as Vice President responsible for United Kingdom and European Operations. Prior to his joining Everest Re, Mr. de Saram accumulated 21 years of reinsurance industry experience working in various underwriting capacities in the United Kingdom and Canada.

Ralph E. Jones, III, 53, became President and Chief Operating Officer of the Company on December 8, 2008. Mr. Jones serves as a director and President and Chief Operating Officer of Everest Re, having been elected to those positions on March 13, 2009 and October 9, 2009, respectively. Mr. Jones became a director of EVCAN on December 16, 2008. In February 2009, he was elected as a director of Bermuda Re. In September 2009, he was elected director of Everest National and of Everest Indemnity. Since October of 2009, Mr. Jones has served as a director and President of Everest Holdings, and as a director of Everest Global, Chairman of Everest National, President of EVCAN, director and Chairman of the Board of Mt. McKinley, Chairman and Chief Executive Officer of Everest Indemnity, and as a director of Everest Security. On August 17, 2008, Mr. Jones was appointed an independent director of the Company. Upon becoming an officer, he resigned his directorship in order to preserve the majority independence of the Board. From 2003 through July 2008, Mr. Jones served as Chairman and Chief Executive Officer of the Arch Insurance Group. He was the Chairman and Chief Executive Officer of Chubb Specialty Insurance from 1999 to 2003. He served as a director and Managing Director of Hiscox Insurance Company from 1997 to 1999. From 1994 to 1997, Mr. Jones was the President and a director of Chubb Insurance Company of Europe.

Keith T. Shoemaker, 54, became Comptroller of the Company on November 6, 2001 and became the Principal Accounting Officer on July 30, 2002. He also serves as Vice President and Comptroller of Everest Holdings, Everest Re, Everest Global, Mt. Whitney and Mt. McKinley as well as Assistant Comptroller of Everest National, Everest Indemnity, Everest Security, WorkCare Southeast, Inc., WorkCare Southeast of Georgia, Inc. and Mt. McKinley Managers, L.L.C. ("Mt. McKinley Managers") and Assistant Controller of EVCAN. He also serves as a trustee of Everest Re Capital Trust II which is a Delaware statutory trust. Mr. Shoemaker was Vice President and Controller of Selective Insurance Company from 1999 to 2001 and served as Vice President of the National Council on Compensation Insurance from 1992 to 1999.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board conducts its business through its meetings and meetings of its committees. Five meetings of the Board were held in 2009. No director, either in person or through an alternate director appointment as permitted under Bermuda law, attended fewer than 75% of the total number of meetings of the Board and meetings of all committees of the Board on which the director served. All of the directors attended last year's Annual General Meeting of Shareholders. The directors are expected to attend the Annual General Meeting pursuant to the Company's Corporate Governance Guidelines.

The Board has affirmatively determined that the following directors, who constitute a majority of the Board and who serve as members of the Audit, Compensation and Nominating and Governance Committees, are independent: Mr. Abrahams, Mr. Duffy, Mr. Dunne, Mr. Singer and Mr. Weber. To determine independence, the Board applied the categorical standards contained in the Company's Corporate Governance Guidelines. A copy of those standards, which are stricter than the corporate governance listing standards of the New York Stock Exchange (the "NYSE"), is set forth as Appendix A to this Proxy Statement. The Board also considered whether these five directors had any other material relationships with the Company, its affiliates or the Company's external auditor and concluded that none of them had a relationship that impaired his independence. The Board based its determination on personal discussions with the directors and a review of each director's responses on the annual questionnaire regarding employment, compensation history, affiliations and family and other relationships. The questionnaire responses form the basis for reviewing a director's financial transactions involving the Company and preparing a report on every relationship that is disclosed by a director, regardless of the amount in question. This annual review is performed in compliance with the Company's Bye-laws and the Bermuda Companies Act 1981 and the resulting report is approved by resolution of the Board of Directors. The report's findings are disclosed in the section entitled "Certain Transactions with Directors" that appears in this proxy statement. Directors are also subject to the Company's Ethics Guidelines which require full and timely disclosure to the Company of any situation that may result in a conflict or appearance of a conflict.

Additionally, in accordance with the Corporate Governance Guidelines and the disclosure requirement set forth in Bye-law 21(b) of the Company's Bye-laws (which in turn requires compliance with the Bermuda Companies Act 1981), each director must disclose to the other directors any potential conflicts of interest he may have with respect to any matter under discussion. If a director is disqualified by the Chairman because of a conflict, he must refrain from voting on a matter in which he may have a material interest.

Board Leadership Structure

Mr. Taranto serves as the Chief Executive Officer and as Chairman of the Board. In addition to Mr. Taranto, the Board is comprised of six outside directors, five of whom are independent. We believe that having a single leader for both the Company and the Board of Directors who is intimately familiar with the Company's history as well as its operations eliminates the potential for confusion or duplication of efforts and provides clear leadership for the Company.

The Board currently maintains Audit, Nominating and Governance and Compensation Committees, all of whose members are independent directors and each of which has a separate Chairperson. The Charters for each of these committees, the Corporate Governance Guidelines and the Company's Ethics Guidelines and Index to Compliance Policies are posted on the Company's website at http://www.everestre.com. The Board also maintains an Executive Committee, the purpose of which is to take any emergent actions until the Board can meet. The members of the Executive Committee are Mr. Taranto, Mr. Galtney and Mr. Weber. The Executive Committee did not meet in 2009.

Prior to each scheduled meeting of the Board of Directors, the directors who are not officers of the Company meet in executive session outside the presence of management. The executive sessions are chaired by alternating directors on an alphabetically based rotation. In addition, the independent directors meet in executive session outside the presence of management on a regular basis. We believe that having a combined CEO/Chairman and independent chairs for our Audit, Nominating and Governance and Compensation Committees provides the appropriate balance between management and independent, non-management leadership. The Board retains the flexibility to consider other leadership structures in the future.

Board Role in Risk Oversight

In accordance with NYSE requirements, the Company's Audit Committee Charter provides that the Audit Committee has the responsibility to discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control its risk profile, including the Company's risk assessment and risk management guidelines. Prudent risk management is embodied throughout our Company as part of our culture. To foster a better understanding of our risk profile, the head of our enterprise risk management team presents a comprehensive report, on a quarterly basis, to the Audit Committee with respect to our risk management procedures and our exposure to various types of risk on an aggregate and per risk basis, including exposure from our worldwide property and casualty insurance and reinsurance businesses and our investment portfolio. Upon the Audit Committee's recommendation, the Board adopts a formal Risk Appetite Statement that establishes upper boundaries on risk taking in certain areas of the Company including assets, investments, property and casualty business, including catastrophe business.

Audit Committee

The principal purposes of the Company's Audit Committee are to oversee the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, to oversee the independent registered public accounting firm, to evaluate the independent registered public accounting firm's qualifications and independence and to oversee the performance of the Company's internal audit function. The Audit Committee meets with the Company's management, Chief Internal Audit Officer and the independent registered public accounting firm, both separately and together, to review the Company's internal controls and financial statements, audit findings and significant accounting and reporting issues. The Board has adopted a Charter for the Audit Committee which is revised as necessary to comply with all applicable laws, rules and regulations.   The Charter is available on the Company's website at http://www.everestre.com.

The members of the Audit Committee are Mr. Abrahams, Mr. Duffy, Mr. Dunne, Mr. Singer and Mr. Weber. Mr. Dunne serves as Chairman of the Audit Committee. The Board has determined that all members of the Committee are financially literate and that all are independent under the NYSE listing standards and the rules of the SEC governing the qualifications of audit committee members. The Board has also determined that Mr. Abrahams qualifies as an "audit committee financial expert" as defined by SEC rules and has accounting or related financial management expertise as required by NYSE listing standards. No member of the Audit Committee may serve on the Audit Committee of more than two other public companies unless the Board has determined that such service will not affect the ability of the Committee member to serve on the Company's Audit Committee. The Audit Committee held four meetings in 2009.

Compensation Committee

The Compensation Committee exercises authority with respect to all compensation and benefits afforded all officers at the Senior Vice President level and above, the Named Executive Officers (as defined herein) and the Company's Chief Financial Officer, Comptroller, Treasurer, Chief Internal Audit Officer and Secretary. The Compensation Committee also has oversight responsibilities for all of the Company's broad-based compensation and benefit programs, including administration of the Company's Annual Incentive Plan, the 1995 Stock Incentive Plan, the 2002 Stock Incentive Plan, which will be replaced by the Everest Re Group, Ltd. 2010 Stock Incentive Plan (if such plan is approved by the shareholders at the Annual General Meeting), and the Executive Performance Annual Incentive Plan. The Compensation Committee did not employ a consultant during 2009. The Compensation Committee adopted a Charter on November 21, 2002, which is available on the Company's website at http://www.everestre.com. The Charter provides that the Compensation Committee may form and delegate authority to subcommittees or to committees of the Company's subsidiaries when appropriate. This delegation authority was not exercised by the Compensation Committee during 2009. Additional information on the Compensation Committee's processes and procedures for consideration of executive compensation are addressed in this Proxy Statement under the heading "Compensation Discussion and Analysis".

The Compensation Committee is comprised of Mr. Abrahams, Mr. Duffy, Mr. Dunne, Mr. Singer and Mr. Weber, none of whom is a current or former employee or officer of the Company and all of whom meet the independence standards of the NYSE. Mr. Duffy serves as Chairman of the Compensation Committee. The Compensation Committee held four meetings in 2009.

Nominating and Governance Committee

The Nominating and Governance Committee was established by the Board on November 21, 2002, with authority and responsibility to identify and recommend qualified individuals to be nominated as directors of the Company and to develop and recommend to the Board the Corporate Governance Guidelines applicable to the Company. The current members of the Nominating and Governance Committee are Mr. Abrahams, Mr. Duffy, Mr. Dunne, Mr. Singer and Mr. Weber. Mr. Abrahams currently serves as Chairman of the Nominating and Governance Committee.

The Nominating and Governance Committee will consider a shareholder's nominee for director who is proposed in accordance with the procedures set forth in Bye-law 12 of the Company's Bye-laws, which is available on the Company's website or by mail from the Corporate Secretary's office. This Bye-law requires written notice of a shareholder's intent to make such a nomination at the 2011 Annual General Meeting of Shareholders to be received by the Secretary of the Company at the address listed below under Shareholder and Interested Party Communications with Directors, between November 15, 2010 and December 16, 2010. Such notice shall set forth the name and address, as it appears on the Register of Members, of the shareholder who intends to make the nomination; a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make such nomination; the class and number of shares of the Company which are held by the shareholder; the name and address of each individual to be nominated; a description of all arrangements or understandings between the shareholder and any such nominee and any other person or persons (naming such person or persons) pursuant to which such nomination is to be made by the shareholder; such other information regarding any such nominee required to be included in a proxy statement filed pursuant to

Regulation 14A under the Securities Exchange Act of 1934; and the consent of any such nominee to serve as a director, if so elected.

Shareholder candidates nominated in accordance with the procedures of Bye-law 12 will, like any other candidate for director, be considered based solely on their character, judgment, education, training, business experience and expertise. In addition to complying with independence standards of the NYSE, the SEC and the Company, candidates for director must possess the highest levels of personal and professional ethics, integrity and values and be willing to devote sufficient time to perform their Board and Committee duties. It is in the Company's best interests that the Board be comprised of individuals whose skills, experience, diversity and expertise complement those of the other Board members. The objective is to have a Board which, taken as a whole, is knowledgeable in the areas of insurance/reinsurance, accounting (using generally accepted accounting practices and/or statutory accounting practices for insurance companies), financial management and investment, legal/regulatory and any other areas which the Board and Committee deem appropriate in light of the continuing operations of the Company and its subsidiaries. Financial services-related experience, other relevant prior service, a familiarity with national and international issues affecting the Company's operations and a diversity of background and experience are also among the relevant criteria to be considered.   Following interviews, meetings and such inquiries and investigations determined to be appropriate under the circumstances, the Committee makes its director recommendations to the Board. The foregoing criteria are as specified in the Company's Corporate Governance Guidelines. As a part of the annual self evaluation process, the Nominating and Governance Committee assesses its adherence to the Corporate Governance Guidelines.

The Nominating and Governance Committee held one meeting in 2009. The Committee's Charter, which was adopted by the Board on February 25, 2004, and the Corporate Governance Guidelines, which contain the director qualifications, are available on the Company's website at http://www.everestre.com.

Audit Committee Report

The Audit Committee has reviewed and discussed with management, which has primary responsibility for the financial statements, and with PricewaterhouseCoopers LLP, the Company's independent auditors, the audited financial statements for the year ended December 31, 2009 (the "Audited Financial Statements"). In addition, the Audit Committee has discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with that firm its independence. The Audit Committee also has discussed with Company management and PricewaterhouseCoopers LLP such other matters and received such assurances from them as the Committee deemed appropriate. Based on the foregoing review and discussions and relying thereon, the Audit Committee recommended to the Company's Board of Directors the inclusion of the Audited Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

The Audit Committee devoted substantial time in 2009 to discussing with the Company's independent auditors and internal auditors the status and operating effectiveness of the Company's internal controls over financial reporting. The Audit Committee's oversight involved several meetings, both with management and with the auditors outside the presence of management, to monitor the preparation of management's report on the effectiveness of the Company's internal controls. The meetings reviewed in detail the standards that were established, the content of management's assessment, and the auditors' testing and evaluation of the design and operating effectiveness of the internal controls. As reported in the Company's Annual Report on Form 10-K filed March 1, 2010, the independent auditors concluded that, as of December 31, 2009, the Company maintained, in all material respects, effective internal controls over financial reporting based upon the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Under its Charter and the "Audit and Non-Audit Services Pre-Approval Policy" (the "Policy"), the Audit Committee is required to pre-approve the audit and non-audit services to be performed by the independent auditors. The Policy mandates specific approval by the Audit Committee for any service that has not received a general pre-approval or that exceeds pre-approved cost levels or budgeted amounts. For both specific and general pre-approval, the Audit Committee considers whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee also considers whether the independent auditors are best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. It may determine, for each fiscal year, the appropriate ratio between the total amount of audit, audit-related and tax fees and a total amount of fees for certain permissible non-audit services classified below as "All Other Fees". All such factors are considered as a whole, and no one factor is determinative. The Audit Committee further considered whether the performance by PricewaterhouseCoopers LLP of the non-audit related services disclosed below is compatible with maintaining their independence. The Audit Committee approved all of the audit-related fees, tax fees and all other fees for 2009 and 2008.

The fees billed to the Company by PricewaterhouseCoopers LLP and its worldwide affiliates in 2009 and 2008 are as follows:

	2009	2008
Audit Fees (1)	$ 3,554,313	$ 3,611,366
Audit-Related Fees (2)	86,500	171,490
Tax Fees (3)	105,856	236,420
All Other Fees (4)	5,406	5,029

_____

(1) Audit fees include the annual audit and quarterly financial statement reviews, internal control audit (as required by the Sarbanes Oxley Act of 2002), subsidiary audits, and procedures required to be performed by the independent auditors to be able to form an opinion on the Company's consolidated financial statements. Audit fees also include statutory audits or financial audits of subsidiaries or affiliates of the Company and services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings.

(2) Audit-related fees include assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements; accounting consultations related to accounting, financial reporting or disclosure matters not classified as "audit services"; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters and assistance with internal control reporting requirements.

(3) Tax fees include tax compliance, tax planning and tax advice and may be granted general pre-approval by the Audit Committee.

(4) All other fees are for accounting and research subscriptions.

John R. Dunne, Chairman
Martin Abrahams
Kenneth J. Duffy
Roger M. Singer
John A. Weber

Compensation Committee Report

Management has the primary responsibility for the Company's financial statements and reporting process, including the disclosure of executive compensation. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Kenneth J. Duffy, Chairman
Martin Abrahams
John R. Dunne
Roger M. Singer
John A. Weber

Code of Ethics for CEO and Senior Financial Officers

The Company's Code of Conduct includes its "Ethics Guidelines and Index to Compliance Policies" ("Ethics Guidelines") that is intended to guide all of the Company's decisions and behavior by holding all directors, officers and employees to the highest standards of integrity. A copy of the Ethics Guidelines can be found on the Company's website at http://www.everestre.com. In addition to being bound by the Ethics Guidelines provisions relating to ethical conduct, conflict of interest and compliance with the law, the Company has adopted a code of ethics that applies to the Chief Executive Officer, Chief Financial Officer and senior financial officers. The text of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the Corporate Governance page on the Company's website at http://www.everestre.com. This document is also available in print to any shareholder who requests a copy from the Corporate Secretary at the address below. In the event the Company makes any amendment to or grants any waiver from the provisions of its Code of Ethics, the Company intends to disclose such amendment or waiver on its website within five business days.

Shareholder and Interested Party Communications with Directors

Shareholders and interested parties may communicate directly with the Board of Directors or with individual directors. All communications should be directed to the Company's Secretary at the following address and in the following manner:

Everest Re Group, Ltd. Corporate Secretary
c/o Everest Global Services, Inc.
Westgate Corporate Center
477 Martinsville Road
P.O. Box 830
Liberty Corner, New Jersey 07938-0830

Any such communication should prominently indicate on the outside of the envelope that it is intended for the Board of Directors, for the Non-Management Directors or for any individual director. Each communication addressed to an individual director and received by the Company's Secretary from shareholders or interested parties, which is related to the operation of the Company and is not solely commercial in nature, will promptly be forwarded to the specified party. Communications addressed to the "Board of Directors" or to the "Non-Management Directors" will be forwarded to the Chairman of the Nominating and Governance Committee.

COMMON SHARE OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of Common Shares as of March 26, 2010 by the directors of the Company, by the Named Executive Officers listed in the Summary Compensation Table and by all directors and Named Executive Officers of the Company as a group. Information in this table was furnished to the Company by the respective directors and Named Executive Officers. Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting power and sole dispositive power with respect to the shares shown in the table as owned by that person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (13)
Martin Abrahams	23,541 (1)	*
Kenneth J. Duffy	44,005 (2)	*
John R. Dunne	22,629 (3)	*
William F. Galtney, Jr.	74,866 (4)	*
Roger M. Singer	2,000 (5)	*
Joseph V. Taranto	515,136 (6)	*
John A. Weber	12,780 (7)	*
Dominic J. Addesso	12,950 (8)	*
Ralph E. Jones III	47,000 (9)	*
Mark S. de Saram	68,608 (10)	*
Keith T. Shoemaker	19,180 (11)	*
All directors and executive officers as a group (11 persons)	842,695 (12)	0.01

_____
* Less than 1%

(1) Includes 12,500 shares issuable upon the exercise of share options exercisable within 60 days of March 26, 2010 and 11,041 shares held in the Martin Abrahams Revocable Trust. Also includes 3,500 restricted shares issued to Mr. Abrahams under the Company's 2003 Non-Employee Director Equity Compensation Plan ("2003 Directors Plan") which may not be sold or transferred until the vesting requirements are satisfied.

(2) Includes 3,500 restricted shares issued to Mr. Duffy under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied. Also includes 19,005 held in a grantor annuity trust.

(3) Includes 12,500 shares issuable upon the exercise of share options exercisable within 60 days of March 26, 2010. Also includes 3,500 restricted shares issued to Mr. Dunne under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(4) Includes 46,000 shares owned by Galtney Family Investors, Ltd., a limited partnership in which Mr. Galtney maintains a beneficial ownership and for which he serves as the General Partner. Also includes 12,500 shares issuable upon the exercise of share options exercisable within 60 days of March 26, 2010 and 3,500 restricted shares issued to Mr. Galtney under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(5) Includes 2,000 restricted shares issued to Mr. Singer under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(6) Includes 240,000 shares issuable upon the exercise of share options exercisable within 60 days of March 26, 2010. Also includes 35,448 restricted shares issued to Mr. Taranto under the Company's 2002 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied. Excludes 5,028,215 Common Shares held by Everest Holdings over which Mr. Taranto has voting and dispositive power. Mr. Taranto disclaims beneficial ownership of the Common Shares held by Everest Holdings.

(7) Includes 3,206 shares issuable upon the exercise of stock options exercisable within 60 days of March 26, 2010. Also includes 3,500 restricted shares issued to Mr. Weber under the 2003 Directors Plan which may not be sold or transferred until the vesting requirements are satisfied.

(8) Includes 12,950 restricted shares issued to Mr. Addesso under the Company's 2002 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(9) Includes 42,000 restricted shares issued to Mr. Jones under the Company's 2002 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(10) Includes 29,500 shares issuable upon the exercise of share options exercisable within 60 days of March 26, 2010. Also includes 16,750 restricted shares issued to Mr. de Saram under the Company's 2002 Stock Incentive Plan which may not be sold or transferred until the vesting requirements have been satisfied.

(11) Includes 19,180 shares issuable upon the exercise of share options exercisable within 60 days of March 26, 2010.

(12) Includes 329,386 shares issuable upon the exercise of share options exercisable within 60 days of March 26, 2010.

(13) Based on 63,950,689 total Common Shares outstanding and entitled to vote as of March 26, 2010.

PRINCIPAL BENEFICIAL OWNERS OF COMMON SHARES

To the best of the Company's knowledge, the only beneficial owners of 5% or more of the outstanding Common Shares as of December 31, 2009 are set forth below. This table is based on information provided in Schedule 13G Information Statements filed with the SEC by the parties listed in the table.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, Tennessee 38119	5,532,696 (1)	9.20
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	4,509,761 (2)	7.47
Goldman Sachs Asset Management 32 Old Slip New York, New York 10005	3,029,662 (3)	5.00

(1) Southeastern Asset Management, Inc. reports in its Schedule 13G that it has sole power to vote or direct the vote of 3,157,900 Common Shares, shared power to vote 1,335,000 Common Shares, no power to vote 1,039,796 Common Shares, sole dispositive power with respect to 4,197,696 Common Shares and shared or no dispositive power with respect to 1,335,000 Common Shares.

(2) BlackRock, Inc. reports in its Schedule 13G that it has sole power to vote or direct the vote of 4,509,761 Common Shares and sole dispositive power with respect to 4,509,761 Common Shares.

(3) Goldman Sachs Asset Management reports in its Schedule 13G that it has shared power to vote or direct the vote of 2,906,078 Common Shares and shared dispositive power with respect to 3,029,662 Common Shares.

DIRECTORS' COMPENSATION

Annual Retainer

Each member of the Board who is not otherwise affiliated with the Company as an employee and/or officer ("Non-Employee Director" or "Non-Management Director") was compensated in 2009 for services as a director and was also reimbursed for out-of-pocket expenses associated with each meeting attended. Each Non-Employee Director received a retainer of $75,000, payable in the form of cash or Common Shares at the director's election. Giving Non-Employee Directors an opportunity to receive their compensation in the form of Common Shares is intended to align their interests with those of the Company's shareholders. The value of Common Shares issued is calculated based on the average of the highest and lowest sale prices of the Common Shares on each installment date or, if no sale is reported for that day, the preceding day for which there is a reported sale. During 2009, each of the Non-Employee Directors elected to receive their retainers in the form of cash that was paid in quarterly installments.

Share Awards

On May 13, 2009, the shareholders approved the Company's adoption of the 2009 Non-Employee Director Stock Option and Restricted Stock Plan (the "2009 Directors Plan"), to replace the 1995 Stock Option Plan for Non-Employee Directors. Like its predecessor, the 2009 Directors Plan was designed to maintain the Company's ability to attract and retain the services of experienced and highly qualified Non-Employee Directors and to create in those directors a proprietary interest in the Company's continued success. Under the 2009 Directors Plan, at the time of their appointment to the Board, each newly appointed Non-Employee Director is awarded, either singly or in combination: (1) restricted shares, or (2) a non-qualified option to

purchase an amount of Common Shares equal to $50,000 divided by the average of the NYSE high and low price of one share on that day. As defined in the 2009 Directors Plan, the fair market value is determined by averaging the highest and lowest trading prices of the Common Shares on the date of the award. There were no newly-appointed Non-Employee Directors in 2009.

On February 21, 2007 and on February 20, 2008, each of the Non-Employee Directors was granted 1,500 restricted shares under the 2003 Non-Employee Director Equity Compensation Plan which vest respectively over a three year term. On September 16, 2009, each Non-Employee Director was granted 1,500 restricted shares which vest in three equal tranches on February 18, 2010, 2011 and 2012.

The table below summarizes the compensation paid by the Company to Non-Employee Directors for the fiscal year ended December 31, 2009.

2009 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (1)	Share Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (4)	Total
Martin Abrahams	$ 75,000	$ 128,085	$ -	$ -	$ -	$ 3,600	$ 206,685
Kenneth J. Duffy	75,000	128,085	-	-	-	3,600	206,685
John R. Dunne	75,000	128,085	-	-	-	3,600	206,685
William F. Galtney, Jr.	75,000	128,085	-	-	-	3,600	206,685
John A. Weber	75,000	128,085	-	-	-	3,600	206,685

_____

(1)   During 2009, all of the directors elected to receive their compensation in cash. Mr.Galtney and Mr. Weber, who elected to receive share-based retainer fees for 2008, each received his last payment of 244 shares in the first quarter of 2009 in respect of his service during the last quarter of 2008.

(2)   Each Non-Employee Director was awarded 1,500 restricted shares on February 20, 2008, of which 500 shares remain restricted, as of March 26, 2010. Each Non-Employee Director was also awarded 1,500 restricted shares on September 16, 2009, of which 1,000 remain restricted as of March 26, 2010. The amount shown is the aggregate grant date fair value of the 2009 grant computed in accordance with Financial Accounting Standards Board Statement Accounting Standards Codification Topic 718 ("FASB ASC Topic 718").

(3)   No share options were awarded to the Non-Employee Directors in 2009. As of December 31, 2009, each director has exercisable outstanding options to purchase the following number of shares: Mr. Abrahams, 12,500; Mr. Duffy, 2,500; Mr. Dunne, 12,500; Mr. Galtney, 20,000 and Mr. Weber, 3,206.

(4)   Dividends paid on each director's restricted shares.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of the Company's Compensation Program's Philosophy and Objectives.

The Company's executive compensation program is designed to attract, retain and motivate highly talented individuals whose abilities are critical to the success of the Company. To achieve these ends, the executive compensation program utilizes a two-prong approach. First, a short-term component consisting of a base salary and merit-based discretionary bonus is designed to attract, reward and retain executives for achieving optimal performance in the current year. Second, a long-term component consisting of discretionary equity awards in the form of share options and/or restricted shares is designed to align key executive's interests with those of the Company's shareholders and incentivize the executive to work towards achieving the Company's long-term goals of profitability and strong shareholder returns by providing a significant retention incentive. Thus, the executive compensation program is designed to reward those employees who are integral to the Company's success this year as well as into the future.

The Company's executive compensation program is implemented by the Compensation Committee. The members of the Compensation Committee are appointed annually by the Board of Directors and satisfy the independence requirements of the NYSE.

The Compensation Committee meets outside the presence of management to discuss compensation decisions. The Compensation Committee is guided by the following principles when making compensation decisions individually and collectively:

- Compensation of executive officers is based on the level of job responsibility, their individual performance and their contribution to the performance of the Company.

- Compensation awards and levels are generally intended to be reasonably competitive with compensation paid by organizations of similar stature so as to minimize the potential for disruptive turnover amongst important contributors.

- Compensation is intended to align the interests of the executive officers with those of the Company's shareholders by basing a significant part of total compensation on the long-term performance of the Common Shares.

Components of the Company's Compensation Program.

In 2009, annual compensation for the Company's executive officers consisted principally of a base salary, a cash bonus, and equity based awards. Apart from the salary, bonus and equity award components, all employees including executive officers received other forms of compensation from the Company. That compensation included a Company funded pension plan, Company paid term life insurance, partially subsidized medical and dental plan, Company paid disability insurance, and participation in a Company sponsored 401(k) employee savings plan. Executives may also participate in a supplemental savings plan and supplemental retirement plan, both of which are non-qualified with respect to current tax deductibility in the U.S. The purpose of these supplemental plans is principally to restore benefits which would otherwise have been limited by U.S. benefit plan rules.

Base Salary and Bonus Determinations.

The base salaries for all executive officers are determined by the Compensation Committee. With the exception of Messrs. Taranto, Eisenacher, Addesso, Jones and de Saram who have or had employment agreements, base salaries are established upon hire or assignment date and reconsidered annually or as responsibilities change. Adjustments are based on each executive officer's performance and the Company's performance and may also take into account competitive conditions in the industry. All base salary determinations are in the subjective judgment and discretion of the Compensation Committee. The Compensation Committee has not identified any specific factors or particular criteria that must be met by each executive officer and does not assign any relative weighting to any factors or criteria it considers. Rather it exercises its subjective judgment and discretion by taking into account all factors that it deems relevant.

For purposes of base salary compensation and in assessing competitive conditions in the industry, the Compensation Committee may periodically examine trade or other publications regarding executive compensation, including publicly filed financial statements of other publicly traded property/casualty insurance and reinsurance companies. However, the Compensation Committee does not engage in formal benchmarking in determining compensation for Named Executive Officers.

The Company awards annual cash bonuses to executive officers under the Annual Incentive Plan and the Executive Performance Annual Incentive Plan. The Annual Incentive Plan is applicable to all executive officers and management employees, except for Mr. Taranto who is subject to the Executive Performance Annual Incentive Plan. Under the Annual Incentive Plan, the Company may make cash payments each year to employees who hold positions of significant responsibility and/or whose performance or potential contribution, in the judgment of the Compensation Committee, will contribute materially to the success of the

Company and its subsidiaries. The Annual Incentive Plan is designed to reward past accomplishments, to motivate future accomplishments, and to aid in attracting and retaining employees of the caliber necessary for the continued success of the Company. The actual cash bonus amounts recommended for individual plan participants are subjectively and judgmentally determined by executive management based on a variety of factors including individual responsibilities, experience, contributions and performance, as well as position relative to internal peers. Consideration of these factors encourages executives to strive to improve their performance. The Compensation Committee reviews management's recommendation, and has the discretion to reject or modify the recommended individual awards. All bonus determinations are in the subjective judgment and discretion of management and the Compensation Committee. Management and the Compensation Committee have not identified any specific factors or particular criteria that must be met by each executive officer and do not assign any relative weighting to any factors in criteria they consider. Rather they exercise their subjective judgment and discretion by taking into account all factors that they deem relevant. The Company generally limits the aggregate amount available for such bonus payments to 3% of the Company's net operating income. For purposes of determining 2009 awards, the total amount available for bonuses under the Annual Incentive Plan was $16.5 million. The bonus payments for Messrs. Addesso, Jones, de Saram and Shoemaker were based on the Company's financial performance, their individual responsibilities and the Chief Executive Officer's and the Compensation Committee's assessment of their individual performance.

Unlike the Annual Incentive Plan, the executive officers eligible to participate in the Executive Performance Annual Incentive Plan (the "Executive Incentive Plan") are selected by the Compensation Committee. Currently, only Mr. Taranto is a participant in the Executive Incentive Plan. Pursuant to this plan, the Compensation Committee establishes performance goals for each participant which, if attained, entitles the participant to specific award amounts. The Executive Incentive Plan provides that the total amount of awards granted to all participants in any one year may not exceed 10% of the Company's average annual income before taxes for the preceding five years.

In the case of Mr. Taranto, the Compensation Committee established a personal performance grid that relates various levels of the Company's earnings per share and corresponding net operating income and return on equity, to a maximum cash incentive award based upon the given level of Company performance. For 2009, the Compensation Committee established the following objective goals and performance criteria under the Executive Performance Annual Incentive Plan:

- A maximum cash bonus of $2.5 million if diluted earnings per share were between $15.42 and $21.23 (corresponding to a return on equity between between 17% and 22.6%).

- A maximum cash bonus of $2.25 million if diluted earnings per share were between $13.48 and $15.42 (corresponding to a return on equity between between 15% and 17%).

- A maximum cash bonus of $2 million if diluted earnings per share were between $11.55 and $13.48 (corresponding to a return on equity between between 13% and 15%).

- A maximum cash bonus of $1.7 million if diluted earnings per share were between $9.67 and $11.55 (corresponding to a return on equity between between 11% and 13%).

- A maximum cash bonus of $1.4 million if diluted earnings per share were between $7.82 and $9.67 (corresponding to a return on equity between between 9% and 11%).

- A maximum cash bonus of $1.1 million if diluted earnings per share were between $6.00 and $7.82 (corresponding to a return on equity between between 7% and 9%).

- A maximum cash bonus of $800,000 if diluted earnings per share were below $6.00 (corresponding to a return on equity below 7%).

Although the above sets forth the various levels of the maximum cash bonus award that could be awarded to Mr. Taranto based upon objective Company performance, the Compensation Committee may, in its discretion, choose to reduce the actual amount of the award. For 2009, based upon the Company achieving diluted earnings per share of $12.51, Mr. Taranto's cash bonus was $2 million.

Long-Term Compensation Determinations.

The second component of the Company's executive compensation plan is premised on a strategic view of compensation. This long-term compensation component is achieved through the Everest Re Group, Ltd. 2002 Stock Incentive Plan, as amended May 2006 ("2002 Stock Incentive Plan"). Awards under the 2002 Stock Incentive Plan are intended to reinforce management's long-term perspective on corporate performance, provide an incentive for key executives to remain with the Company for the long-term, and provide a strong incentive for employees to work to increase shareholder value by aligning employees' interests with the shareholders.

Awards under the 2002 Stock Incentive Plan may take the form of share options, share appreciation rights, restricted shares or share awards. To date, the Company has only awarded restricted shares and non-qualified share options pursuant to the Plan. Options and restricted shares are awarded on the day that they are granted by the Compensation Committee and valued as of the grant date. Options are issued with an exercise price equal to the fair market value of the Company's stock on the grant date. The Company determines fair market value by averaging the high and low market price on the grant date. Equity grants are made in conjunction with the meeting of the Compensation Committee, and there is no plan or practice to grant options or restricted shares in coordination with the release of material non-public information.

Additionally, the Company's Ethics Guidelines impose a total prohibition on its officers, directors or other employees trading in options in the Company's shares. Prohibited options include options awarded under the 1995 and 2002 Stock Incentive Plans, "put" options and "call" options. The Company's officers, directors or other employees are also prohibited from engaging in transactions geared toward "shorting" the Company's stock.

In the case of equity awards, the CEO makes recommendations to the Compensation Committee for each executive officer, and the awards are discussed by the Compensation Committee and recommended for action by the Board. All award determinations are in the subjective judgment and discretion of the Compensation Committee. The Compensation Committee has not identified any specific factors or particular criteria that must be met by each executive officer and does not assign any relative weighting to any factors or criteria it considers. Rather it exercises its subjective judgment and discretion by taking into account all factors that it deems relevant. Examples of factors that the Compensation Committee has utilized include the recipient's demonstrated past and expected future performance, the recipient's level of responsibility within the Company, their ability to affect shareholder value, and past awards of share options, share appreciation rights, restricted shares, or share awards. Restricted share awards and share options encourage employee retention because such awards vest over a five year period at the rate of 20% per year and are generally forfeited if the recipient leaves the Company before vesting. Generally, upon termination of employment, the recipient loses unvested options and restricted shares and has 90 days to exercise vested options. In addition, the expiration of share options ten years after they are granted is designed to encourage recipients to work on the Company's growth over the long-term and not simply cater to short-term profits. In general, equity awards are considered and granted to eligible individuals once per year at the February meeting of the Compensation Committee. The equity awards for Messrs. Addesso, Jones, de Saram, Shoemaker, Gallagher and Eisenacher were based on the Company's financial performance, their individual responsibilities and the Chief Executive Officer's and the Compensation Committee's assessment of their individual performance and long-term value to the Company.

As with his short-term compensation components, the determination, award and vesting of awards for Mr. Taranto are handled separately. The Compensation Committee discusses with the CEO his performance, and meets outside of the presence of the CEO in making its award determination. Like other executive officers, the CEO's award is granted subjectively at the discretion of the Compensation Committee based upon factors similar to those considered for other executive officers as described above.

Other Forms of Compensation.

Apart from the salary, bonus and long-term compensation components discussed above, all employees including executive officers receive other forms of compensation from the Company. That compensation includes a Company funded pension plan, Company paid term life insurance, partially subsidized medical and dental plan, Company paid disability insurance, and participation in a Company sponsored 401(k) employee savings plan. Executives may also participate in a supplemental savings plan and a "Supplemental Retirement Plan," both of which are non-qualified with respect to tax deductibility in the U.S. The purpose of these plans is principally to restore benefits which would otherwise have been limited by U.S. benefit plan rules.

Perquisites and Other Benefits.

When the Compensation Committee determines it appropriate, the Company provides Named Executive Officers with perquisites and other personal benefits that are reasonable and consistent with the overall compensation plan and the philosophy of attracting and retaining key employees. The Compensation Committee periodically reviews these awards of perquisites and other benefits.

The only perquisites approved by the Compensation Committee for 2009 were: (1) Mr. de Saram's housing, family travel and golf membership fees for Tuckers Point Country Club in Bermuda, and (2) Mr. Eisenacher's travel reimbursement. The amounts reported for Mr. de Saram and Mr. Eisenacher are included in the Summary Compensation Table.

Tax and Accounting Implications.

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, limits the ability of a publicly-held company to take a tax deduction for annual compensation in excess of $1 million paid to its chief executive officer or to any of its four other most highly compensated officers. However, compensation is exempt from this limit if it qualifies as "performance-based compensation." To preserve this deduction, the Company has designed its incentive plans to constitute "performance-based compensation" and not be counted toward the $1 million limit. However, the 2002 Stock Incentive Plan does allow for the Compensation Committee, in its sole discretion, to grant awards under the plans which do not constitute "performance-based compensation." Although the Compensation Committee considers deductibility under section 162(m) with respect to the compensation arrangements for executive officers, deductibility is not a determinative factor when considering appropriate levels or methods of compensation.

It is the Compensation Committee's objective to have its U.S. tax-paying executives not be subject to penalties under U.S. Internal Revenue Code §409A ("§409A"). Accordingly, all applicable compensation and benefit programs have been amended and are administered in accordance with §409A.

The foregoing provides a general overview of the Company's philosophy on executive compensation. The tables contained in the subsequent sections attribute specific dollar values for the various aspects of executive compensation previously discussed.

Compensation of Executive Officers.

The following table sets forth compensation paid or accrued for the last fiscal year with respect to the Company's Chief Executive Officer, Principal Financial Officer and the three other most highly compensated executive officers as of December 31, 2009 (collectively, the "Named Executive Officers"), for services rendered by them to the Company and to its subsidiaries. Also included are Craig Eisenacher who served as the Principal Financial Officer of the Company until May 4, 2009 and Thomas J. Gallagher for whom disclosure would have been provided but for the fact that he retired on October 9, 2009 ("Additional Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Share Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
Joseph V. Taranto Chairman of the Board and Chief Executive Officer									
	2009	$ 1,038,462 (1)	-	-	-	$ 2,000,000	$ 1,053,592	$ 2,531,384	$ 6,623,438
	2008	1,000,000	-	3,489,500	-	1,400,000	1,358,865	86,215	7,525,020
	2007	1,000,000	-	1,485,225	-	2,250,000	749,212	223,825	5,708,262
Dominic J. Addesso, Executive Vice President and Chief Financial Officer									
	2009	$ 328,846	$ 500,000	$ 499,983	$ -	$ -	$ 45,062	$ 13,354	$ 1,387,245
Ralph E. Jones III, President and Chief Operating Officer									
	2009	$ 623,077	1,000,000	$ 2,868,600	$ -	$ -	$ 73,491	$ 88,915	$ 4,654,083
	2008	-	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-	-
Mark S. de Saram, Senior Vice President of Group and Managing Director and Chief Executive Officer of Bermuda Re									
	2009	$ 490,577	$ 600,000	$ 448,219	$ -	$ -	N/A	$ 295,837	$ 1,834,633
	2008	457,487	400,000	498,500	-	-	N/A	276,655	1,632,642
	2007	437,547	500,000	396,060	-	-	N/A	273,618	1,607,225
Keith T. Shoemaker, Comptroller and Principal Accounting Officer									
	2009	$ 244,231	$ 75,000	$ -	$ 181,354	$ -	$ 46,223	$ 8,341	$ 555,149
	2008	225,908	60,000	-	165,266	-	40,298	7,716	499,188
	2007	212,027	100,000	-	174,649	-	13,616	7,241	507,533
Craig Eisenacher, Executive Vice President, Everest Global Services, Inc., Former Chief Financial Officer									
	2009	$ 437,846	$ -	$ 268,931	$ -	$ -	$ (250,323)	$ 69,856	$ 526,310
	2008	408,769	200,000	398,800	-	-	139,872	56,292	1,203,733
	2007	400,000	300,000	1,485,225	291,082	-	110,451	150,733	2,737,491
Thomas J. Gallagher, Retired Vice Chairman & Chief Underwriting Officer									
	2009	$ 500,769	$ -	$ 609,578	$ -	$ -	$ 499,908	$ 49,988	$ 1,660,243
	2008	586,538	560,000	697,900	-	-	1,305,787	60,448	3,210,673
	2007	536,539	700,000	693,105	-	-	811,004	57,395	2,798,043

_____
(1)   Mr. Taranto's annual salary is $1,000,000 as stated in his employment agreement; however his 2009 actual salary was higher due to an additional pay period in 2009.

(2)   The amounts are the aggregate grant date fair value for restricted awards granted during 2009 computed in accordance with FASB ASC Topic 718. Restricted shares vest at the earliest of 20% per year over five years. Assumptions used in determining valuation are contained in the Company's Annual Report Item 8, Note 18 of the Notes to Consolidated Financial Statements.

(3)   The amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards of share options. Options vest at the earliest of 20% per year over five years or upon the date specified in an applicable employment agreement.

(4)   Represents the aggregate change in the present value of the officers' accumulated benefit under the qualified and supplemental pension plans from December 31, 2008 to December 31, 2009. Earnings on the Supplemental Savings Plan are not included as they are invested in the same investment offerings as the qualified savings plan and are not preferential. Mr. Eisenacher was not vested in the qualified or supplemental pension plans at his retirement on December 31, 2009 so the amount represents the cancelled pension benefit.

(5)   The amount reported for Mr. Taranto includes $2,500,000 in consideration for his having extended his employment agreement.

The amounts reported for 2009 for Mr. de Saram include $150,000 as housing allowance and $34,125 in payment of payroll tax each under the terms of his employment agreement. The amounts for 2009 also include $22,093 in family travel and $7,350 in golf membership fees. The Company owns a car which is provided for Mr. de Saram's use at a cost of $2,690. Mr. de Saram also received a contribution of $49,058 to, or in lieu of, a pension plan.

The amount reported for 2009 for Mr. Eisenacher includes $25,450 in travel, moving and lease cancellation expenses, along with the tax gross-up for same.

For the Named Executive Officers and Additional Officers, the 2009 amount includes:

	Taranto	Addesso	Jones	de Saram	Shoemaker	Eisenacher	Gallagher
Life insurance premiums	$ 1,038	$ 1,038	$ 1,038	$ 3,209	$ 1,014	$ 1,038	$ 838
Employer Matching Contributions (Qualified and Non-qualified)	30,346	2,308	11,077	-	7,327	12,744	14,619
Dividends on Restricted Shares	-	10,008	76,800	27,312	-	30,624	34,531

Grants of Plan-Based Awards.

The following table sets forth certain information concerning equity and cash awards granted under the Company's 2002 Stock Incentive Plan and the Executive Performance Annual Incentive Plan during 2009 to the Named Executive Officers and the Additional Officers.

2009 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards Number of Shares (2)	All Other Option Awards Number of Securities Underlying Options (3)	Exercise or Base Price of Option Awards (4)	NYSE Closing Price on Grant Date	Grant Date Fair Value of Share Awards (5)
		Threshold	Target	Maximum					
Joseph V. Taranto	2/18/2009	$ -	$ -	$ 2,500,000	-		$ -	$ -	$ -
Dominic J. Addesso	5/13/2009	-	-	-	6,950	-	-	-	499,983
Ralph E. Jones III	2/18/2009	-	-	-	40,000	-	-	-	2,868,600
Mark S. de Saram	2/18/2009	-	-	-	6,250	-	-	-	448,219
Keith T. Shoemaker	2/18/2009	-	-	-	-	10,400	71.72	72.39	181,354
Craig Eisenacher	2/18/2009	-	-	-	3,750	-	-	-	268,931
Thomas J. Gallagher	2/18/2009	-	-	-	8,500	-	-	-	609,578

_____

(1)   Potential award made pursuant to the Executive Annual Incentive Plan. The actual award is shown in the "Non-Equity Incentive Compensation Plan" column of the Summary Compensation Plan table.

(2) This column shows the number of restricted shares granted in 2009 to the Named Executive Officers and the Additional Officers pursuant to the 2002 Stock Incentive Plan. Restricted shares vest at the earlier of 20% per year over five years or upon the date specified in an applicable employment agreement. During the restricted period, quarterly dividends are paid to the Named Executive. The award of 40,000 restricted shares to Mr. Jones was granted as consideration, in part, for his joining the Company as President and Chief Operating Officer.

(3) This column shows the number of stock options granted in 2009 to the Named Executive Officer pursuant to the 2002 Stock Incentive Plan. These options vest and become exercisable in five equal annual installments, beginning on February 18, 2010, one year after the grant date.

(4) This column shows the exercise price for the stock options granted which is calculated by averaging the highest and lowest sale prices of the Common Shares on the New York Stock Exchange on the date granted in accordance with the terms of the 2002 Stock Incentive Plan, as approved by the shareholders. The NYSE closing price was $72.39.

(5) The grant date fair value of each equity award calculated in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2009

Name	Option Awards				Share Awards	
	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date	Number of Restricted Shares that Have Not Vested (2)	Market Value of Restricted Shares that Have Not Vested (3)
	Vested	Unvested (1)				
Joseph V. Taranto	200,000	-	$ 66.2300	4/20/2011	-	$ -
	40,000	-	55.5950	9/26/2012	-	-
Dominic J. Addesso	-	-	-		6,950	595,476
Ralph E. Jones III	-	-	-		40,000	3,427,200
Mark S. de Saram	7,500		48.0100	9/21/2011		
	10,000	-	55.5950	9/26/2012		
	12,000	-	74.3300	9/21/2014		
	-	-	-		13,550	1,160,964
Keith T. Shoemaker	1,000	-	55.5950	9/26/2012	-	-
	2,200	-	73.6150	9/18/2013	-	-
	3,300	-	74.3300	9/21/2014	-	-
	4,400	1,100	95.4850	9/21/2015	-	-
	2,400	3,600	99.0150	2/21/2017	-	-
	1,500	5,000	99.7000	2/20/2018	-	-
	-	10,400	71.7150	2/18/2019	-	-
Craig Eisenacher (4)	4,000	2,000	99.0150	5/21/2010	-	-
	-	-	-		4,550	389,844
Thomas J. Gallagher (5)	-	-	-		-	-

_____

(1) Non-qualified share options become exercisable in 20% increments annually over the first five years of the ten year term commencing with the first anniversary of the grant date, as long as employment with the Company or its subsidiaries continues. These share options were granted with an exercise price which is calculated by averaging the highest and lowest sale prices of the Common Shares on the NYSE on the date granted, in accordance with the terms of the 2002 Stock Incentive Plan as approved by the shareholders.

(2)   Restricted shares vest at the rate of 20% annually over a five year period. Grant dates for the restricted shares are as follows:

Grant Date	9/21/2005	2/21/2007	2/20/2008	2/18/2009	5/13/2009
Dominic J. Addesso	-	-	-	-	6,950
Ralph E. Jones III	-	-	-	40,000	-
Mark S. de Saram	900	2,400	4,000	6,250	-
Craig Eisenacher	-	3,000	800	750	-

(3)   Determined by multiplying the NYSE December 31, 2009 closing price of $85.68 by the number of restricted shares.

(4)   In accordance with the terms of Mr. Eisenacher's employment agreement, in consideration of his continuation of employment with the Company through 12/31/2009 and other terms therein, restricted shares and unvested options that were scheduled to vest in February 2010, did vest in February 2010 based on Mr. Eisenacher's satisfaction of certain conditions in the employment agreement. All other restricted shares and unvested options were cancelled effective December 31, 2009.

(5)   In accordance with the retirement provisions of the award agreements of the 2002 Stock Incentive Plan, Mr. Gallagher's unvested restricted shares were cancelled upon his retirement

Share Option Exercises and Shares Vested.

The following table sets forth certain information concerning the number and value of exercised share options and vested shares at the end of 2009 held by the Named Executive Officers and the Additional Officers.

2009 OPTION EXERCISES AND SHARES VESTED

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
Joseph V. Taranto	-	$ -	-	$ -
Dominc J. Addesso	-	-	-	-
Ralph E. Jones, III	-	-	-	-
Mark S. de Saram	5,000	242,231	2,700	201,091
	7,500	298,575		
Keith T. Shoemaker	-	-	-	-
Craig Eisenacher	-	-	3,800	259,027
Thomas J. Gallagher	33,000	1,985,320	6,480	508,614
	33,000	1,237,335		
	16,500	493,515		

_____

1.   The aggregate dollar value realized upon the exercise of options determined by computing the difference between the market price and the option exercise price on the day of exercise.

2.   Amount reflects the aggregate market share value on the day that the restricted shares vest.

Retirement Plan.

All the executive officers of the Company, with the exception of Mr. de Saram, participate in the Everest Reinsurance Company Retirement Plan (the "Retirement Plan") and, except for Mr. de Saram and Mr. Shoemaker, in the Supplemental Retirement Plan (the "Supplemental Plan"), both of which are defined benefit pension plans. As an employee of Bermuda Re, Mr. de Saram is not eligible to participate in the Retirement Plan, and Bermuda Re does not maintain a defined benefit pension plan. The Retirement Plan is a tax-qualified plan that determines benefits under a formula that takes into account a participant's years of continuous service and final average earnings with Everest Re and certain affiliates, including the participant's period of affiliation with The Prudential Insurance Company of America ("Prudential"). The Supplemental Plan is a non-qualified plan that provides benefits that would otherwise be provided under the Retirement Plan formula but for the application of certain limitations on tax-qualified benefits under the Internal Revenue Code.

A participant's "final average earnings" under the Retirement Plan will be his or her average annual "earnings" under the plan during the 72 consecutive months of continuous service in which the participant received the greatest amount of earnings out of the final 120 months of continuous service. For this purpose, "earnings" generally include the participant's base salary, cash bonus payments under the Executive Performance Annual Incentive Plan and, for participants who held positions equivalent to or senior to that of department vice president when that position existed, cash payments under the Company's Annual Incentive Plan. "Earnings" does not include any other compensation set forth in the Summary Compensation Table.

Final average earnings and earnings will be determined under the Supplemental Plan in the same manner as under the Retirement Plan, except that a participant's earnings are not subject to the limitations under the Internal Revenue Code. "Continuous service" under the Retirement Plan and Supplemental Plan will be the number of years and months worked for Everest Re and certain affiliates, including during the period of affiliation with Prudential.

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers and the Additional Officers determined using interest rate and mortality rate assumptions consistent with those in the Company's financial statements and the number of years of service credited to each. A Participant becomes vested in the Supplemental Plan upon reaching five years of service, retirement at age 65 or upon a Change of Control. If a Participant leaves the Company prior to becoming vested in the Supplemental Plan, he receives no benefits.

2009 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit (1)	Payments During Last Fiscal Year
Joseph V. Taranto (2)	Retirement Plan	15.2	$ 560,762	$ -
	Supplemental Plan		7,208,263	-
Dominic J. Addesso	Retirement Plan	0.7	20,761	-
	Supplemental Plan		24,301	-
Ralph E. Jones III	Retirement Plan	1.1	28,481	-
	Supplemental Plan		47,327	-
Mark S. de Saram	None	N/A	-	-
Keith T. Shoemaker	Retirement Plan	8.3	191,580	-
Craig Eisenacher (3)	Retirement Plan	3.0	-	-
	Supplemental Plan		-	-
Thomas J. Gallagher (4)	Retirement Plan	34.2	1,478,489	24,418
	Supplemental Plan		6,476,511	58,721

_____

(1)   The assumptions used to calculate present values are generally the same as those used in FAS 87 year end reporting. The table employs the discount rate of 6.10% at December 31, 2009, 6.25% at December 31, 2008 and the Form of Payment and the Mortality Table (the sex distinct RP2000 White Collar Combined Active/Retiree Healthy Mortality Table projected to 2006 with Scale AA). The calculation assumes 50% Joint and Survivor Annuity for the Qualified Plan (wives assumed to be 4 years younger than their husbands, except in the case of Mr. Gallagher, whose spouse's actual date of birth is known).

The Assumptions that are different than FAS 87 reporting are turnover, disability, future salary increases, pre-retirement mortality and increases in Social Security Covered compensation and IRC 401(a)(17) compensation limits are ignored.

Earliest unreduced retirement age for Mr. Gallagher is considered November 1, 2009 which is his actual retirement date.

(2)   The present value of Mr. Taranto's benefits has been reduced by the amount that he received in December 2008 to pay FICA and other associated taxes.

(3)   Mr. Eisenacher had no vested right to benefits from either retirement plan as of his retirement date of December 31, 2009.

(4)   Mr. Gallagher retired on October 9, 2009 and began receiving retirement benefits. He also received distributions in December 2008 and October 2009 to pay FICA and other associated taxes. The present value of his retirement benefits reflects these deductions.

Messrs. Taranto, Jones, Addesso, Eisenacher and Shoemaker are not eligible to retire with unreduced benefits until age 65. Where a person participates in both the Retirement Plan and the Supplemental Plan, the number of years of credited service is the same for both plans.

2009 NON-QUALIFIED DEFERRED COMPENSATION TABLE

The 2009 Non-qualified Deferred Compensation Table shows information about the Supplemental Savings Plan (1).

Name	Executive Contributions in Last Fiscal Year (2)	Registrant Contributions in Last Fiscal Year(2)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawls/ Distributions	Aggregate Balance at Last Fiscal Year-End (3)
Joseph V. Taranto					
Everest Re Supplemental Savings Plan	$ 23,077	$ 23,077	$ 154,515	$ -	$ 914,233
Dominic J. Addesso					
Everest Re Supplemental Savings Plan	2,308	2,308	54	-	4,670
Ralph E. Jones III					
Everest Re Supplemental Savings Plan	11,077	11,077	1,250	-	23,404
Mark S. de Saram					
Everest Re Supplemental Savings Plan	N/A	-	-	-	-
Keith T. Shoemaker					
Everest Re Supplemental Savings Plan	N/A	-	-	-	-
Craig Eisenacher					
Everest Re Supplemental Savings Plan	5,394	5,394	5,813	-	33,486
Thomas J. Gallagher					
Everest Re Supplemental Savings Plan	7,269	7,269	8,337	-	265,787

_____

(1)   The Supplemental Savings Plan has the same investment elections as the Company's 401(k) plan and is designed to allow each participant to contribute a percentage of his base salary and receive a company match beyond the contribution limits prescribed by the Internal Revenue Service with regard to 401(k) plans. When the annual IRS 401(a) (17) compensation maximum is reached under the qualified savings plan, eligible employees may enroll in the Supplemental Savings Plan which allows for up to a 3% employee contribution and a 3% company match. Withdrawal is permitted only upon cessation of employment.

(2)   All of the amounts reported in this column are included in the 2009 Summary Compensation Table.

(3)   The amounts reported in this column include the following portions of the amounts that were reported above in the 2009 Summary Compensation Table as compensation for 2007 or 2008: Mr. Taranto ($92,308), Mr. Eisenacher ($15,535), Mr. Gallagher ($38,540).

EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS

Employment agreements have been entered into with Messrs. Taranto, Addesso, Jones, de Saram and Eisenacher. Mr. Jones' agreement expired per its terms on December 31, 2009. Employment agreements are entered into when it is determined that an employment agreement assists in obtaining assurance as to the executive's continued employment in light of the prevailing market competition for the particular position, or where the Compensation Committee believes that an employment agreement is appropriate to attract an executive in light of market conditions and the prior experience of the executive. The terms of the agreement take into consideration the executive's prior background, experience, compensation, competitive conditions and negotiations with the executive.

Joseph V. Taranto. On July 15, 1998, Everest Holdings entered into an employment agreement with Mr. Taranto (the "Employment Agreement"). The Employment Agreement was most recently amended on September 25, 2009 to extend Mr. Taranto's term of employment through December 31, 2010, unless sooner terminated in accordance with its terms. The Employment Agreement provides for a base salary of $1,000,000 per year and a cash payment in 2009 of $2,500,000 in consideration for his agreeing to extend his employment. Mr. Taranto is also eligible to participate in the Executive Annual Incentive Plan.

In connection with the restructuring of Everest Holdings in February 2000, Mr. Taranto's Employment Agreement was amended to state that he would be the Chairman and Chief Executive Officer of the Company after the restructuring, and that he would provide services to the Company after the restructuring that were comparable to those required under his Employment Agreement prior to the restructuring. As a result, the Company and Everest Holdings are both parties to the Employment Agreement and have co-extensive rights, powers, duties and obligations. The February 2000 amendment made other conforming changes to the Employment Agreement to reflect the restructuring. When the Company established Everest Global as a Delaware subsidiary to perform administrative and back-office functions for the Company and its insurance subsidiaries, Mr. Taranto became an employee of that company and Everest Global became a party to the Employment Agreement.

If the Company terminates Mr. Taranto's employment for due cause (as defined in the Employment Agreement) or if he voluntarily terminates his employment other than for good reason (as defined in the Employment Agreement), Mr. Taranto will be entitled to his base salary due him through the date of termination. If the Company terminates Mr. Taranto's employment other than for due cause, or if he voluntarily terminates his employment for good reason, the Company will be obligated to pay him, in addition to all base salary accrued through the date of termination, (i) the aggregate amount of base salary from the date of termination through December 31, 2010, and (ii) the aggregate bonus amounts due under the appropriate bonus plans or programs through December 31, 2010.

In connection with the execution of the Employment Agreement, Everest Holdings and Mr. Taranto also entered into a Change of Control Agreement dated as of July 15, 1998, and amended as agreed with the Company on April 5, 2007 to reflect his employment by Everest Global. Mr. Taranto's Change of Control Agreement was amended and restated effective January 1, 2009 in order to make his agreement compliant with §409A. A violation of §409 may subject an executive to recognition of income with respect to nonqualified deferred compensation at the time such compensation becomes vested plus a 20 percent tax and interest.

Mr. Taranto's Change of Control Agreement provides that if, within one year after the occurrence of a material change (as defined in the agreement), Mr. Taranto terminates his employment for any reason, or if the Company terminates Mr. Taranto's employment for any reason other than for due cause (as defined in the agreement), then (a) all of Mr. Taranto's outstanding share options granted under the Company's share plans shall immediately vest and become exercisable; (b) Mr. Taranto shall receive a cash payment six months after separation equal to the lesser of (i) 2.99 multiplied by Mr. Taranto's annual compensation for the most recent taxable year ending prior to the date of the material change less the value of Mr. Taranto's gross income in the most recent taxable year ending prior to the date of a material change attributable to his exercise of share options, share appreciation rights and other share-based awards granted Mr. Taranto by the Company or (ii) 2.99 multiplied by Mr. Taranto's "annualized includible compensation for the base period" as that phrase is defined in Section 280G(d) of the Internal Revenue Code; (c) Mr. Taranto shall continue to be covered under the Company's medical and dental insurance plans for a period of three years from the date of termination; and (d) Mr. Taranto shall receive "Special Retirement Benefits" in an amount that will equal the retirement benefits he would have received had he continued in the employ of the Company for three years following his termination under the Everest Reinsurance Retirement Plan and any supplemental, substitute or successor retirement plans adopted by the Company. All Special Retirement Benefits shall be paid six months after separation.

In the event that the benefits Mr. Taranto receives under the Change of Control Agreement cause Mr. Taranto to receive a "Parachute Payment" within the meaning of Section 280G of the Internal Revenue Code, Mr. Taranto's benefits will be reduced to an amount that is one dollar less than the amount that would cause a Parachute Payment. If an award made under the Change of Control Agreement nevertheless results in an assessment against Mr. Taranto of a "Parachute Tax" pursuant to Section 4999 of the Internal Revenue Code, Mr. Taranto shall be entitled to receive an additional amount of money that would put him in the same net tax position had no Parachute Tax been incurred.

Dominic J. Addesso. On May 8, 2009, the Company entered into an employment agreement with Mr. Addesso under which he is to serve as Executive Vice President and Chief Financial Officer. The agreement, which terminates on May 7, 2010, unless terminated sooner, provides for an annual salary of $500,000, a grant of restricted shares valued at approximately $500,000, and eligibility for a March 2010 bonus of up to $500,000. In the event that Mr. Addesso's employment should terminate for reasons other than misconduct or a breach of the Company's policies, the agreement provides for a separation payment of $500,000 and immediate vesting of all restricted shares.

Ralph E. Jones, III. On December 8, 2008, the Company entered into an employment agreement with Mr. Jones under which he was employed as President and Chief Operating Officer of the Company. The agreement provided for an annual salary of $600,000, a grant of 40,000 shares of restricted stock and reimbursement of reasonable relocation expenses. If Mr. Jones' employment had been terminated for reasons other than misconduct or breach of Company policies during the term of the agreement, all restricted shares would have vested immediately. The employment agreement terminated per its terms on December 31, 2009.

Craig Eisenacher. On May 4, 2009, the Company entered into an employment agreement with Mr. Eisenacher under which he was to serve as the Executive Vice President, Everest Global until December 31, 2009. Mr. Eisenacher resigned as Chief Financial Officer of the Company effective May 4, 2009. In consideration for his assistance in the orderly and smooth transition of the incoming Chief Financial Officer, he received through his retirement date: his base salary, the Company-paid portion of medical, dental, vision and life insurance coverages, and continued participation in Company sponsored savings and retirement plans.

Mark S. de Saram. On October 14, 2004, Bermuda Re entered into an employment agreement with Mr. de Saram, which was most recently amended on November 1, 2008, under which he is to serve as the Managing Director and Chief Executive Officer of Bermuda Re until November 1, 2010. As amended, the agreement provides for an annual salary of $465,000 and $12,500 per month as a housing allowance. Mr. de Saram is also eligible to participate in the Company's Annual Incentive Plan, which is entirely discretionary in nature and which may be amended or terminated by the Company at any time. All payments shall be made in U.S. dollars. He is also a participant in the Senior Executive Change of Control Plan. (See "Other Change of Control Arrangements".) Pursuant to his employment agreement, Mr. de Saram participates in the medical insurance, dental insurance and group life insurance plans currently available to other Bermuda Re employees. In lieu of participating in the Bermuda Savings Plan, he receives a monthly payment equal to 10% of his monthly salary.

If Bermuda Re terminates Mr. de Saram's employment prior to November 1, 2010 for reasons other than misconduct or a breach of Bermuda Re's policies, a separation payment equivalent to one year's salary will be made and a reasonable allowance will be provided to move his personal possessions back to the United Kingdom. Bermuda Re may terminate Mr. de Saram's employment for cause as defined in the employment agreement at any time during the term of the agreement without prior notice. If Bermuda Re does not renew Mr. de Saram's employment agreement at the expiration of its term and does not offer him employment at the level at which he was employed prior to entering into that agreement, then Bermuda Re will pay Mr. de Saram a sum equal to six month's base salary, plus the reasonable cost of six months of medical insurance.

Other Change of Control Arrangements. The Company's Change of Control arrangements are principally intended to provide continuity of management by motivating executive officers to remain with the Company, despite the uncertainty that arises in the context of a change in control.

Everest Holdings established a Senior Executive Change of Control Plan effective September 28, 1998, which was amended and restated effective January 1, 2009 in order to make it compliant with §409A. The Company succeeded Everest Holdings under the Change of Control Plan upon the restructuring of Everest Holdings in February 2000. A violation of §409A may subject an executive to recognition of income with respect to nonqualified deferred compensation at the time such compensation becomes vested plus a 20 percent tax and interest. Consistent with the changes described above, the Senior Executive Change of Control Plan requires the participant to wait six months following a termination of employment to receive any payments under the plan. The Change of Control Plan is administered by the Compensation Committee, which selects participants from among the senior executives of the Company and its subsidiaries. Among others, the Compensation Committee has selected Mr. Jones, Mr. Addesso, Mr. de Saram and Mr. Eisenacher to participate in the plan.

The Senior Executive Change of Control Plan provides that if, within two years after the occurrence of a material change (as defined in the plan) a participant terminates his or her employment for good reason (as defined in the plan) or the Company terminates the participant's employment for any reason other than for due cause (as defined in the plan), then (a) all of the participant's outstanding share options granted under the Company's stock plans shall immediately vest and remain exercisable for three months following termination of employment; (b) all restrictions on the participant's restricted shares awarded under the Company's share plans shall immediately terminate and lapse; (c) the participant shall receive a cash payment six months after termination equal to the participant's average salary and annual incentive bonus for the three most recent taxable years (or such shorter period as may be applicable) multiplied by a number between 2.00 and 2.99 as determined by the Compensation Committee (for Messrs. Jones, Addesso, de Saram and Eisenacher the number is 2.00); (d) the participant shall continue to be covered under the Company's medical and dental insurance plans for a period of two years from the date of termination; and (e) the participant shall receive "special retirement benefits" in an amount that will equal the retirement benefits he or she would have received under the Everest Reinsurance Retirement Plan and any supplemental, substitute or successor plans adopted by the Company had he or she continued in the employ of the Company for a period following termination determined by the Compensation Committee. Special Retirement benefits shall be paid six months after termination.

Potential Payments Upon Termination or Change in Control.

The tables below give a reasonable estimate of the incremental amount of compensation that might be paid to each of the Named Executive Officers in the event of termination of his employment on December 31, 2009. Mr. Gallagher is not reflected in the tables because he retired on October 9, 2009.

The amounts shown assume that such termination, change in control, death or disability was effective as of December 31, 2009 and includes estimates of amounts to which the Named Executive Officer might be entitled incremental to what he earned during such time. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company and may be changed at the discretion of the Compensation Committee of the Company's Board of Directors.

Payments Made Upon Termination. Regardless of the manner in which a Named Executive Officer's employment terminates, he is entitled to receive amounts earned during his term of employment. Such amounts include: accrued salary; amounts contributed under the Employee Savings Plan and the Supplemental Savings Plan (see Non-qualified Deferred Compensation Table) and amounts accrued and vested through the Company's Retirement Plan and the Supplemental Retirement Plan. (See Pension Benefits Table.) The retirement plans offer survivor annuity, if elected by the participant.

Payments Made Upon Retirement. In the event of Retirement, in addition to the items above, all who are eligible will receive the pension benefits shown in the Pension Benefits Table with a reduction for early retirement. At his retirement effective December 31, 2009, Mr. Eisenacher was not eligible for pension benefits which require five years of service or attainment of age 65. Generally, restricted shares and unexercisable options are cancelled and vested options remain exercisable for 90 days following retirement

Payments Made Upon Death or Disability. In the event of death or disability, in addition to the benefits listed under the headings above, the Named Executive Officer will receive benefits under the Company's disability plan or payments under the Company's life insurance program, as available to employees generally. In the event of Mr. Taranto's death, the Company will pay his base salary through the end of the month of death. In the event of Mr. Taranto's death or disability, his bonus would be paid on an annualized basis. For 2009, the bonus would have been $2 million as reported in the Summary Compensation Table.

In the event of the death or disability of any of the Named Executive Officers, unvested share options become exercisable and the restrictions on restricted shares lapse. The following table lists the value of equity awards for each Named Executive Officer at the NYSE closing price of $85.68 at 2009 year end as if all vested on December 31, 2009. It does not include the unexercised options that have already vested. The option value is the closing price less the option price for each grant and restricted shares are valued at the closing price.

Name	Options	Restricted Shares	Total
Joseph V. Taranto	$ -	$ -	$ -
Dominic J. Addesso	-	595,476	595,476
Ralph E. Jones III	-	3,427,200	3,427,200
Mark S. de Saram	-	1,160,964	1,160,964
Keith T. Shoemaker	145,236	-	145,236
Craig Eisenacher	-	1,366,596	1,366,596

Change of Control.

As described above, the Company has entered into Change of Control agreements with each of the Named Executive Officers except Mr. Shoemaker. Payments are made under each of the respective Change of Control agreements if Mr. Addesso, Mr. Jones, Mr. de Saram or Mr. Eisenacher suffers a covered termination of employment within two years following a change in control. For Mr. Taranto, the term is within one year of a change in control. The Change of Control agreements provide that payment is capped at one dollar less than the amount that would otherwise trigger a Parachute Payment under Section 280G of the Internal Revenue Code.

Name	Incremental Benefit	Termination Without Cause or Resignation for Good Reason	Termination Following Change in Control
Joseph V. Taranto	Cash Payment	$ 1,000,000 (1)	$ 10,360,452 (2)
	Equity Acceleration	-	-
	Benefits Continuation	-	37,000
	Pension Enhancement	-	11,267,000
	Benefits Cutback	N/A	-
	Total Value	$ 1,000,000	$ 21,664,452
Dominic J. Addesso	Cash Payment	$ 500,000	$ 1,000,000 (2)
	Equity Acceleration	595,476	595,476 (3)
	Benefits Continuation	-	25,000
	Pension Enhancement	-	815,000 (4)
	Benefits Cutback	N/A	(935,477)
	Total Value	$ 1,095,476	$ 1,499,999 (5)
Ralph E. Jones, III	Cash Payment	$ -	$ 1,200,000 (2)
	Equity Acceleration	3,427,200	3,427,200 (3)
	Benefits Continuation	-	25,000
	Pension Enhancement	-	679,000 (4)
	Benefits Cutback	N/A	(3,531,201)
	Total Value	$ -	$ 1,799,999 (5)
Craig Eisenacher	Cash Payment	$ -	$ 1,322,513 (2)
	Equity Acceleration	-	1,366,596 (3)
	Benefits Continuation	-	25,000
	Pension Enhancement	-	1,274,000
	Benefits Cutback	N/A	(1,765,210)
	Total Value	$ -	$ 2,222,899 (5)
Mark S. de Saram	Cash Payment	$ 490,577 (6)	$ 1,668,245 (2)
	Equity Acceleration	-	1,160,964 (3)
	Benefits Continuation	-	12,846
	Total Value	$ 490,577	$ 2,842,055
Keith T. Shoemaker	Cash Payment	$ -	$ -
	Equity Acceleration	-	145,236 (7)
	Benefits Continuation	-	-
	Pension Enhancement	-	-
	Total Value	$ -	$ 145,236

_____

(1) If termination is for good reason or without due cause, Mr. Taranto is entitled to the aggregate amount of his base salary from the date of termination through December 31, 2009, pursuant to his Employment Agreement.

(2) The Senior Executive Change of Control Agreement provides for a cash payment that equals the average of the executive's salary and bonus for the previous three years times a factor assigned by the Board. The factor is 2.0 for Messrs, Jones, Addesso, de Saram and Eisenacher. Mr. Taranto's Change of Control Agreement provides for a factor of 2.99.

(3)   The unvested equity awards for each Named Executive Officer are valued at the NYSE closing price of $85.68 at 2009 year end as if all vested on December 31, 2009.

(4)   For Mr. Jones and Mr. Addesso, the additional years of service would not be sufficient to cause their Retirement Plan benefits to be vested.

(5)   The terms of the Change of Control Agreement offer a cash payout, vesting of equity awards and enhanced pension and health benefits but the aggregate amount is capped at one dollar less than the amount that would otherwise trigger a Parachute Payment under Section 280G of the Internal Revenue Code. The amount shown is the lesser of the total value or one dollar less than three times the Named Executive Officer's annualized compensation for the most recent five years.

(6)   Pursuant to the terms of his Employment Agreement, Mr. de Saram would receive one year's salary plus reasonable moving expenses, if terminated without cause. There is no provision for payment if Mr. de Saram leaves for good reason.

(7)   Mr. Shoemaker does not have a Change of Control agreement but his option award agreements provide for vesting upon a change in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2009, the Compensation Committee was comprised of Martin Abrahams, Kenneth J. Duffy, John R. Dunne and John A. Weber, all of whom are Non-Employee Directors of the Company and none of whom is or has been an officer of the Company. No Compensation Committee interlocks existed during 2009.

CERTAIN TRANSACTIONS WITH DIRECTORS

The Board reviewed, discussed and approved by resolution as being in the ordinary course of business, the participation of the Company and its subsidiaries in transactions with companies in which Mr. Galtney, as a non-independent director of the Company, also maintains ownership, an employment position or an officership. A detailed description of the process by which related party transactions are considered is included in the section entitled "The Board of Directors and its Committees." The following transactions during 2009 were considered by the Board.

William F. Galtney, Jr. was the President of Gallagher Healthcare Insurance Services, Inc. ("GHIS"), a wholly-owned subsidiary of Arthur J. Gallagher & Co. ("Gallagher"), until December 31, 2004. Thereafter, Mr. Galtney continued as Chairman of GHIS until March 31, 2005. Mr. Galtney owns shares in Gallagher representing less than a 1% interest. Since April 1, 2005, Mr. Galtney has served as Chairman of Oxford Insurance Services Limited ("Oxford"), a company in which he holds a 99% ownership. In 2009, Everest Re paid brokerage commissions to Gallagher of $251,418.62. Currently, brokerage commissions payable to Gallagher are $27,904.

In 2002, GHIS entered into Program Administrator Agreements with Everest National and with Mt. McKinley Managers as underwriting manager for Everest Indemnity (the "Everest Companies"). Under these agreements in 2009, the Everest Companies recorded $1,830,524 in return premiums with $23,942 in returned commissions and fees from GHIS. Additionally, in 2009, the Company recorded $567,877 in gross written premiums in connection with business for which GHIS acted as producing agent.

On May 27, 2005, this business was assumed by Oxford as the managing general agent and GHIS became the producing broker for Oxford. In 2005, the Everest Companies entered into a program administrator agreement with Oxford. Under these agreements, policies placed by Oxford with the Everest Companies are generally reinsured under an 82% quota share treaty by Transatlantic Reinsurance Company, which then reinsures up to 100% of the assumed risk with (1) Sunrise Professional Indemnity, Ltd. ("Sunrise"), a Cayman reinsurance company owned by WFG Interests, LLC, which is owned by Mr. Galtney, or (2) with Medical Risk Indemnity, SPC, a Cayman Islands reinsurer of which WFG Interests, LLC owns 49.2%. Under these agreements with Oxford in 2009, the Everest Companies recorded $4,571,791 in gross written premiums and $603,513 in related commissions and fees to Oxford and paid to Oxford $412,276 in related commissions and fees in 2009.

GHIS has also entered into a subproducer agreement with Oxford pursuant to which GHIS acts as agent for Oxford with respect to its agreements with the Everest Companies. Under this agreement, the Company paid $36,362 in commissions to GHIS on behalf of Oxford in 2009. GHIS, through its Western Litigation Specialists division ("WLS"), provides claims services for medical malpractice policies issued under both the GHIS and Oxford agreements. Total fees paid to WLS in 2009 were $122,682.

Gallagher Bassett Services, Inc. ("Gallagher Bassett"), a Gallagher affiliate, provides claims services for the various Everest Companies programs. Total fees paid to Gallagher Bassett in 2009 were $3,671,579. Estimated fees for 2010 are $4,200,000.

In addition to the above, the Everest Companies do business with several Gallagher-affiliated Custom Accounts out of the Western Regional Office. Under these accounts in 2009, the Everest Companies recorded $1,874,883 in gross written premiums with related commissions and fees to these agents of $202,264.

PROPOSAL NO. 2—APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to serve as the Company's auditor for the year ending December 31, 2010 and the authorization of the Board of Directors acting by the Audit Committee of the Board of Directors to set the fees for the independent, registered public accounting firm serving as the Company's auditor. Proxies will be so voted unless shareholders specify otherwise in their proxies.

The Company's independent registered public accounting firm has been appointed to serve as the Company's auditor each year at the Annual General Meeting of Shareholders pursuant to the Board's recommendation, which is based on the recommendation of the Audit Committee. For the 2010 Annual General Meeting, and in accordance with the Sarbanes-Oxley Act of 2002 ("Sarbanes Oxley"), the Audit Committee has evaluated the performance and independence of PricewaterhouseCoopers LLP and has recommended their appointment as the Company's independent, registered public accounting firm to serve as auditor for the year ending December 31, 2010. In making its recommendation, the Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year. Representatives of PricewaterhouseCoopers LLP will be present at the 2010 Annual General Meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions from shareholders.

PROPOSAL NO. 3—APPROVAL OF THE EVEREST RE GROUP, LTD. 2010 STOCK INCENTIVE PLAN

The Board of Directors recommends that you vote FOR the approval of the Everest Re Group, Ltd. 2010 Stock Incentive Plan to be effective upon shareholder approval. Proxies given by shareholders of record will be so voted unless the shareholders specify otherwise in their proxies. Proxies given by beneficial holders to shareholders of record may not be so voted unless beneficial holders specify a vote for approval in their proxies.

On February 24, 2010, the Board of Directors adopted the Everest Re Group, Ltd. 2010 Stock Incentive Plan (the "Plan"), subject to approval by the Company's shareholders. The Plan will become effective immediately upon approval by the shareholders. The Board of Directors adopted the Plan to replace the Everest Re Group, Ltd. 2002 Stock Incentive Plan (the "2002 Plan") because the share reserve for the 2002 Plan has been substantially depleted. By resolution of the Board of Directors, upon shareholder approval of the Plan, no further awards will be granted under the 2002 Plan. The Board of Directors recommends shareholders approve the Plan, because the Board believes it is important for employees and others providing services to the Company and its subsidiaries to have an equity interest in the Company. Following approval by the shareholders, the Company intends to register the shares issued under the Plan with the Securities Exchange Commission (the "SEC"). On March 26, 2010, the closing sale price of the Common Shares as reported on the New York Stock Exchange was $79.77 per share.

This summary of the material terms of the Plan is qualified in its entirety by the full text of the Plan, a copy of which is set forth as Appendix B to this Proxy Statement.

Plan Administration

The Plan will be administered by a committee of the Board of Directors (the "Committee"), which is required under the terms of the Plan to consist of two or more non-employee directors. The Board of Directors has designated the Compensation Committee as the Committee to administer the Plan. The Committee has the authority to grant and amend any type or combination of types of awards under the Plan.

The Committee may delegate all or any portion of its responsibilities or powers under the Plan to persons selected by it. The Committee may also delegate to officers of the Company discretionary authority with respect to substantial decisions or functions regarding the Plan or awards, including decisions regarding the timing, eligibility, pricing, amount or other terms of an award, provided such awards are not made to insiders, who are defined as persons subject to Section 16 of the Exchange Act.

General

The Plan provides for the grant of non-qualified and incentive stock options, stock appreciation rights ("SARs"), restricted stock, and stock awards. The purpose of the Plan is to benefit the Company, its subsidiaries and its shareholders by encouraging high levels of performance by individuals who are key to the success of the Company and its subsidiaries and to enable the Company to attract, motivate and retain talented and experienced individuals essential to its success.

Awards may be granted under the Plan to any person, including any director of the Company, who is an employee of the Company, or a consultant or advisor who (other than non-employee directors) provides bona fide services for the Company. No determination has been made as to which individuals will receive grants under the Plan and, therefore, the benefits to be allocated to any one individual or to any group of eligible individuals are not presently known.

As of March 26, 2010, approximately 839 employees of the Company would be eligible to receive awards under the Plan, subject to the power of the Committee to determine the eligible employees and other persons to whom awards would be granted. The total number of shares that may be granted under the Plan is 4,000,000. Any shares allocated to an award under the Plan that expires, lapses or is forfeited or terminated for any reason without issuance of the shares will be available for new awards to be granted under the Plan. No awards may be granted under the Plan after the ten-year anniversary of the effective date of the Plan.

The following additional limitations will apply to awards under the Plan: (1) no more than 350,000 shares may be issued for options and SARs granted to any one individual in any calendar year; and (2) no more than 1,000,000 shares may be issued for options intended to be Incentive Stock Options. The Committee may make awards which are not intended to comply with Section 162(m) of the Code, which awards will not be subject to the individual limitations in the preceding sentence.

The shares with respect to which awards may be made under the Plan may be shares that are currently authorized but unissued, or currently held or subsequently acquired by the Company, including shares purchased in the open market or in private transactions.

The Committee may grant any combination of stock options (both incentive and non-qualified), SARs, restricted stock or stock awards. The number of shares subject to an award and any other restrictions that are deemed appropriate by the Committee for a particular type of award, to particular individuals or in particular circumstances, will be included in the individual award document reflecting the grant of the award to the recipient and setting forth specific terms and conditions of the award (the "Award Agreement").

The Plan contains provisions relating to adjustments of the terms of outstanding awards to reflect changes in the Company's capitalization or shares or the occurrence of specified events. The number of shares that may be acquired under the Plan, the maximum number of shares that may be delivered pursuant to awards, and such other terms as are necessarily affected by such specified events are subject to adjustment in the event of a stock dividend, stock split, recapitalization, merger, consolidation (whether or not Everest Re Group, Ltd. is the surviving corporation), reorganization, combination or exchange of Shares or similar events.

Except as otherwise provided by the Committee, awards under the Plan will only be transferable to the extent designated by the participant by will or by laws of descent and distribution.

Stock Options

The Committee may grant options to purchase shares which may be either incentive stock options or non-qualified stock options. The purchase price of shares under each option must be based on the fair market value of a share on the date the option is granted. Options granted under the Plan will be exercisable in accordance with the terms established by the Committee. The full purchase price of each share purchased upon the exercise of any option must be paid at the time of exercise. The Committee, in its discretion, may impose such conditions, restrictions and contingencies on shares acquired pursuant to the exercise of an option as the Committee determines to be desirable.

Stock Appreciation Rights

The Committee may grant an SAR in connection with all or any portion of an option as well as independent of any option grant. An SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Committee. The excess amount will be payable in shares, in cash or in a combination thereof, as determined by the Committee. The Committee, in its discretion, may impose such conditions, restrictions and contingencies on the shares acquired pursuant to the exercise of an SAR as the Committee determines to be desirable.

Restricted Stock

The Committee may grant restricted stock. Restricted stock is a grant of shares subject to a substantial risk of forfeiture or other restrictions on transfer and/or such other restrictions as the Committee may determine, where such restrictions lapse upon achievement of one or more goals relating to the completion of services by the participant or other objectives, as determined by the Committee.

Stock Awards

The Committee may grant stock awards which shall be any compensation grant to a participant that provides for payment to a participant in shares of stock.

Payment Provisions

The Plan permits the payment of the option exercise price or award price in cash or, at the Committee's discretion, with shares valued at their fair market value, or with a combination of such shares and cash. Shares may only be used for payment, however, if they have been held by the participant for at least six months and meet any other requirements established by the Committee. Other lawful consideration may also be applied to the purchase or exercise price of an award under the Plan, to the extent authorized by the Committee and as may be permitted under relevant state or Bermuda law. The Plan also permits payment of the exercise price in accordance with a cashless exercise program under which, pursuant to a recipient's direction, shares are issued directly to the recipient's broker or dealer upon receipt of the exercise price in cash from the broker or dealer.

Shares held by a participant may also be used to discharge tax withholding obligations related to the exercise of options or the receipt of other awards to the extent authorized by the Committee.

Change in Control

In the event of a "Change in Control" of the Company (as defined in the Plan), in addition to any action required or authorized by the terms of an Award Agreement, the Committee may, in its sole discretion, recommend that the Board of Directors take any of the following actions as a result, or in anticipation, of any such event to assure fair and equitable treatment of participants:

- accelerate time periods for purposes of vesting in, or realizing gain from, any outstanding award made pursuant to the Plan;

- offer to purchase any outstanding award made pursuant to the Plan from the holder for its equivalent cash value, as determined by the Committee, as of the date of the Change of Control; or

- make adjustments or modifications to outstanding awards as the Committee deems appropriate to maintain and protect the rights and interests of participants following such Change of Control.

Any such action approved by the Board of Directors shall be conclusive and binding on the Company and all participants.

Amendment and Termination

The Board of Directors may at any time amend, suspend or discontinue the Plan, in whole or in part. The Committee may at any time alter or amend any or all Award Agreements under the Plan to the extent permitted by law, but no such alteration or amendment shall impair the rights of any holder of an award without the holder's consent.

United States Income Tax Consequences of the Plan

The following paragraphs provide a general summary of the U.S. federal income tax consequences of the Plan based upon current law, which is subject to change. State, local or foreign tax consequences are beyond the scope of this summary. In addition, this summary is necessarily general and does not describe all possible federal income tax effects to particular recipients of awards under the Plan or to the Company in all circumstances.

Non-qualified Stock Options

The grant of a non-qualified option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise. Special rules will apply if the participant uses previously owned shares to pay some or all of the option exercise price.

The exercise of a non-qualified stock option through the delivery of previously acquired stock will generally be treated as a non-taxable, like-kind exchange as to the number of shares surrendered and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are given up. The value of the shares received upon such an exchange that are in excess of the number given up will be includible as ordinary income to the participant at the time of exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of such Shares determined at the time of exercise.

Incentive Stock Options

The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of the Company during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Code).

The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the stock within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant will generally realize ordinary income at the time of the disposition of the shares in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the participant will recognize no income and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

The exercise of an incentive stock option through the exchange of previously acquired stock will generally be treated in the same manner as such an exchange would be treated in connection with the exercise of a non-qualified stock option; that is, as a non-taxable, like-kind exchange as to the number of shares given up and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gain purposes, the same holding period as the shares that are given up. However, such holding period will not be credited for purposes of the one-year holding period required for the new shares to receive incentive stock option treatment. Shares received in excess of the number of shares given up will have a new holding period and will have a basis of zero or, if any cash was paid as part of the exercise price, the excess shares received will have a basis equal to the amount of the cash. If a disqualifying disposition (a disposition before the end of the applicable holding period) occurs with respect to any of the shares received from the exchange, it will be treated as a disqualifying disposition of the shares with the lowest basis.

If the exercise price of an incentive stock option is paid with shares acquired through a prior exercise of an incentive stock option, gain will be realized on the shares given up (and will be taxed as ordinary income) if those shares have not been held for the minimum incentive stock option holding period (two years from the date of grant and one year from the date of transfer), but the exchange will not affect the tax treatment, as described in the immediately preceding paragraph, of the shares received.

Stock Appreciation Rights

The grant of an SAR will not result in taxable income to the participant. Upon exercise of an SAR, the amount of cash or the fair market value of shares received will be taxable to the participant as ordinary income. Gains and losses realized by the participant upon disposition of any such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

Restricted Stock

A participant who has been granted a restricted stock award will not realize taxable income at the time of grant, assuming that the restrictions constitute a "substantial risk of forfeiture" for U.S. income tax purposes. Upon the vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period, if so provided, will also be compensation income to the participant. A participant may elect pursuant to section 83(b) of the Code to have income recognized at the date of grant of a restricted stock award and to have the applicable capital gain holding period commence as of that date.

Stock Awards

A participant who receives a stock award, which is not subject to a "substantial risk of forfeiture" will be taxed based on the value of the stock on the date of the award.

Withholding of Taxes

The Company may withhold amounts from participants to satisfy withholding tax requirements. Except as otherwise provided by the Committee, participants may have shares withheld from awards or may tender previously owned shares to the Company to satisfy tax withholding requirements. The shares withheld from awards may only be used to satisfy the Company's minimum statutory withholding obligation.

Tax Deduction

Everest Re Group, Ltd. is not subject to U.S. income taxes. However, if an award is granted to a participant employed by a subsidiary that is a U.S. taxpayer, the subsidiary will be entitled to a deduction equal to the amount of income includible in the participant's income provided that such amount constitutes an ordinary and necessary business expense to the subsidiary and is reasonable in amount.

A U.S. income tax deduction will generally be unavailable for annual compensation in excess of $1 million paid to any of the five most highly compensated officers of a public corporation. However, amounts that constitute "performance-based compensation" are not counted toward the $1 million limit. If a U.S. subsidiary has an employee who is among the five most highly compensated officers, that subsidiary's deduction will be subject to this limit. To preserve the deduction for its U.S. subsidiary, the Company has designed the Plan to enable awards thereunder to constitute "performance-based compensation" and not be counted toward the $1 million limit. The Plan provides that the Committee, in its sole discretion, may grant awards which are not intended to constitute "performance-based compensation."

Certain awards under the Plan may be subject to tax rules that apply to nonqualified deferred compensation plans. If an award is subject to those rules, and fails to conform to them, the recipient may have accelerated recognition of taxable income, and may also become liable for interest and tax penalties. Failure to satisfy the rules will not have an adverse tax effect on the Company. The Company intends that, to the extent that awards are subject to the deferred compensation rules, the awards will be structured to satisfy those rules.

Change in Control

Any acceleration of the vesting or payment of awards under the Plan in the event of a Change in Control in the Company may cause part or all of the consideration involved to be treated as an "excess parachute payment" under the Code, which may subject the participant to a 20% excise tax and preclude deduction by a subsidiary.

Tax Advice

The preceding discussion is based on U.S. tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the U.S. income tax aspects of the Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the Plan. The Company suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Securities Authorized for Issuance under Equity Compensation Plans.

The following table summarizes, as of December 31, 2009, information about compensation plans under which securities of the Company are authorized for issuance:

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
2002 Stock Incentive Plan	2,125,250	$82.5101	525,518
1995 Stock Incentive Plan	280,300	60.1775	-
2009 Non Employee Director Stock Option and Restricted Stock Plan	-	0.0000	37,439
2003 Non-Employee Director Equity Compensation Plan	12,500	70.8200	455,000
1995 Stock Option Plan for Non-Employee Directors	706	70.8200	-
Equity compensation plans not approved by security holders (1)			
Board action 2001	30,000	$48.0100	-
Board action 2000	7,500	25.3438	-
Board action 1999	-	0.0000	-

_____

(1)   On September 21, 2001, each of the Non-Employee Directors was granted a stock option award covering 10,000 Common Shares at an exercise price of $48.01 per share, which was the fair market value of the shares on the date of grant. The options vested ratably over three years.

On February 23, 2000, each of the Non-Employee Directors was granted a stock option award covering 7,500 Common Shares at an exercise price of $25.3438 per share, which was the fair market value of the shares on the date of grant. The options vested ratably over three years.

On April 1, 1999, each of the Non-Employee Directors was granted a stock option award covering 6,500 Common Shares at an exercise price of $30.625 per share, which was the fair market value of the shares on the date of grant. The options vested ratably over three years.

MISCELLANEOUS—GENERAL MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, and directors and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of the forms it has received and representations that no other reports were required, the Company believes that all of its executive officers and directors have filed with the SEC on a timely basis all required Forms 3, 4 and 5 with respect to transactions during fiscal year 2009.

Shareholder Proposals for the 2011 Annual General Meeting of Shareholders

To be considered for inclusion in the Company's Proxy Statement and Proxy Card relating to the 2011 Annual General Meeting of Shareholders, a shareholder proposal must be received by the Secretary of the Company in proper form at the Company's registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, no later than December 16, 2010. If the shareholder proposal relates to a nomination for director, then the proposal must be made in accordance with the procedures set forth in Bye-law 12 and discussed in the section titled "Nominating and Governance Committee." This Bye-law is available on the Company's website or by mail from the Corporate Secretary's office.

The proxy solicited by the Board relating to the 2011 Annual General Meeting of Shareholders shall confer discretionary authority to vote on a shareholder proposal if the Secretary of the Company receives notice of that proposal after March 3, 2011.

Proxy Solicitations

The expense of this proxy solicitation will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person or by telephone, facsimile or mail by directors or officers who are employees of the Company without additional compensation. Georgeson Shareholder Communications Inc. will provide solicitation services to the Company for a fee not to exceed $6,500 plus out-of-pocket expenses. The firm will solicit proxies by personal interview, telephone, facsimile and mail. The Company will, on request, reimburse shareholders of record who are brokers, dealers, banks or voting trustees, or their nominees, for their reasonable expenses in sending proxy materials and annual reports to the beneficial owners of the shares they hold of record.

Transfer Agent and Registrar

The Company has appointed Computershare Trust Company, N.A. (formerly known as Equiserve Trust Company, N.A.) to serve as transfer agent, registrar and dividend paying agent for the Common Shares. Correspondence relating to any share accounts or dividends should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
(800) 519-3111
(781) 575-2726

All transfers of certificates for Common Shares should also be mailed to the above address.

By Order of the Board of Directors
Sanjoy Mukherjee
Senior Vice President, General Counsel and
Secretary

April 15, 2010

APPENDIX A

CORPORATE GOVERNANCE GUIDELINE ON DIRECTOR INDEPENDENCE

A majority of the Board shall be composed of "independent" directors, as that term is defined from time to time by the listing standards of the NYSE. As required by such listing standards, in assessing independence, the Board shall make a determination whether a director has any material relationship with the Company (directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making this determination, absent other considerations, the Board will deem a director to be independent if either the director or a member of his immediate family:

- Has not been employed by the Company, any of its affiliates or the Company's external auditor at any time during the past three years;

- Has not received more than $100,000 per year from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

- Is not, and in the past three years has not been, part of an interlocking directorate in which an executive officer of the Company serves on the compensation committee of another company that concurrently employs such director or director's immediate family member;

- Does not, and in the past three years has not, provided legal, consulting, investment banking, commercial banking, accounting or other professional services to the Company or any of its subsidiaries or affiliates, and is not a director, executive officer, general partner or significant equity holder of an entity that has provided legal, consulting, investment banking, accounting or other professional services in amounts which exceed the greater of $1,000,000 or 2% of such other company's consolidated gross revenues; for purposes of this and the succeeding paragraph, direct or indirect beneficial ownership of an interest representing 10% of the equity or the voting interests of an entity will generally be considered a significant equity holding;

- Is not, and in the past three years has not been, a director, executive officer, general partner or significant equity holder of a company that makes payments to, or receives payments from, the Company or any of its affiliates, for property or services in an amount which, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues; and

- Is not, and in the past three years has not been, an employee, officer or director of a foundation, university or other non-profit organization that has received grants or endowments from the Company or any of its subsidiaries or affiliates in annual amounts which exceed the greater of $1,000,000 or 2% of the organization's annual gross revenues.

EVEREST RE GROUP, LTD.
2010 STOCK INCENTIVE PLAN

Section 1. Establishment and Purpose

The purpose of the Everest Re Group, Ltd. 2010 Stock Incentive Plan (the "Plan") is to benefit the Corporation, its Subsidiaries, and its shareholders by encouraging high levels of performance by individuals who are key to the success of the Corporation and its Subsidiaries and to enable the Corporation and its Subsidiaries to attract, motivate and retain talented and experienced individuals essential to their success. This is to be accomplished by providing such eligible individuals an opportunity to obtain or increase their proprietary interest in the Corporation's performance and by providing such individuals with additional incentives to remain with the Corporation and its Subsidiaries.

Section 2. Definitions

The following terms, used herein, shall have the meaning specified:

(a) "Award" means any award or benefit granted under the terms of the Plan.

(b) "Award Agreement" means an agreement described in Section 6 hereof entered into between the Corporation and a Participant, setting forth the terms and conditions applicable to the Award granted to the Participant.

(c) "Board of Directors" means the Board of Directors of the Corporation as it may be comprised from time to time.

(d) "Code" means the Internal Revenue Code of 1986, and any successor statute, and the regulations promulgated thereunder, as it or they may be amended from time to time.

(e) "Committee" means the Committee as defined in Section 8.

(f) "Corporation" means Everest Re Group, Ltd., and any successor corporation.

(g) "Effective Date" means the Effective Date as defined in Section 15.

(h) "Employee" means officers and other key employees of the Corporation or a Subsidiary, and excludes directors who are not also employees of the Corporation or a Subsidiary. "Employee" includes consultants and advisors that provide bona fide services to the Corporation or a Subsidiary, provided that such services are not in connection with the offer or sale of securities of the Corporation or a Subsidiary in a capital-raising transaction.

(i) "Exchange Act" means the Securities Exchange Act of 1934, and any successor statute, as it may be amended from time to time.

(j) "Exercise Price" means a purchase or exercise price established by the Committee at the time an Option or an SAR is granted.

(k) "Fair Market Value" means, unless otherwise provided in the Award Agreement, the average of the highest and lowest sale price of the Stock as reported on the Composite Transaction Tape of the New York Stock Exchange (or on such other exchange, if any, on which the Stock is traded) on the relevant date, or if no sale of the Stock is reported for such date, the next preceding day for which there is a reported sale. If the Stock is not traded on any such exchange, Fair Market Value shall be as determined in the Award Agreement, or as may be determined in good faith by the Committee.

(l) "Incentive Stock Option" means an option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code.

(m) "Insider" means any person who is subject to "Section 16."

(n) "Option" means an Award granted under the Plan that entitles the Participant, for a certain period of time, to purchase shares of Stock at an Exercise Price established by the Committee.

(o) "Participant" means any Employee who has been granted an Award pursuant to this Plan.

(p) "Section 16" means Section 16 of the Exchange Act, and any successor statutory provision, and the rules promulgated thereunder, as it or they may be amended from time to time.

(q) "Stock" means shares of common stock (class of common shares) of the Corporation, par value $.01 per share, or any security of the Corporation issued in substitution, exchange or lieu thereof.

(r) "Subsidiary" means any corporation in which the Corporation, directly or indirectly, controls 50% or more of the total combined voting power of all classes of such corporation's stock.

(s) "Ten-percent Shareholder" means any person who owns, directly or indirectly, on the relevant date securities representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or of its parent or Subsidiary. For purposes of applying the foregoing ten percent (10%) limitation, the rules of Code Section 424(d) shall apply.

Section 3. Eligibility

Persons eligible for Awards shall consist of Employees who hold positions of significant responsibilities with the Corporation and/or a Subsidiary or whose performance or potential contribution, in the judgment of the Committee, will benefit the future success of the Corporation and/or a Subsidiary.

Section 4. Awards

The Committee may grant any of the types of Awards enumerated in paragraphs (a) through (d) of this Section 4, either singly, in tandem or in combination with other types of Awards, as the Committee may in its sole discretion determine:

(a) Non-qualified Stock Options. The grant of an Option entitles the Participant to purchase a specific number of shares of Stock at an Exercise Price established by the Committee. Any Option granted under this Section 4 may either be an incentive stock option or a non-qualified stock option. A Non-qualified Stock Option is an Option that is not intended to be an "incentive stock option" as described in section 422(b) of the Code. All Non-qualified Stock Options granted under the Plan shall expire not later than ten (10) years after grant, and shall have an Exercise Price equal to 100% of the Fair Market Value of the Stock on the date the option is granted.

(b) Incentive Stock Options. An Incentive Stock Option is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" as described in section 422(b) of the Code. All Incentive Stock Options granted under the Plan shall be subject to the following:

(i) The aggregate fair market value (determined at the time of the grant of the Award) of the shares of Stock subject to Incentive Stock Options which are exercisable by one person for the first time during a particular calendar year shall not exceed $100,000.

(ii) No Incentive Stock Option may be granted under this Plan on or after the tenth anniversary of the date this Plan is adopted, or the date this Plan is approved by shareholders, whichever is earlier.

(iii) No Incentive Stock Option may be exercisable more than:

A. in the case of an Employee who is not a Ten-Percent Shareholder on the date that the option is granted, ten (10) years after the date the option is granted, and

B. in the case of an Employee who is a Ten-Percent Shareholder on the date the option is granted, five (5) years after the date the option is granted.

(iv) The exercise price of any Incentive Stock Option shall be no less than:

A. in the case of an Employee who is not a Ten-Percent Shareholder on the date that the option is granted, the Fair Market Value of the Stock subject to the option on such date; and

B. in the case of an Employee who is a Ten-Percent Shareholder on the date that the option is granted, 110% of the Fair Market Value of the Stock subject to the option on such date.

(v) No Incentive Stock Option shall be granted to an individual who is an Employee by virtue of being a consultant or advisor.

(c) Stock Appreciation Rights. A stock appreciation right ("SAR") is a right to receive, upon surrender of the right, an amount payable in cash or in shares of Stock, which may be Restricted Stock.

    (i) The amount payable with respect to each SAR shall be equal in value to the excess, if any, of the Fair Market Value of a specified number of shares of Stock on the exercise date (or on such other date or dates set forth in the Award Agreement) over the Exercise Price relative to such shares, as may be established by the Committee.

    (ii) In the case of an SAR granted with respect to an Incentive Stock Option to an Employee who is a Ten-Percent Shareholder on the date of such Award, the Exercise Price shall not be less than 110% of the Fair Market Value of a share of Stock on the date the Award is made.

(d) Restricted Stock and Stock Awards.

    (i) Restricted Stock is Stock that is issued to a Participant and is subject to a substantial risk of forfeiture or other restrictions on transfer and/or such other restrictions on incidents of ownership as the Committee may determine, where such restrictions will lapse upon achievement of one or more goals relating to the completion of services by the Participant or achievement of other objectives as may be determined by the Committee. A certificate for the shares of Restricted Stock, which certificate shall be registered in the name of the Participant, shall bear an appropriate restrictive legend and shall be subject to appropriate stop-transfer orders; provided, that the certificates representing shares of Restricted Stock shall be held in custody by the Corporation until the restrictions relating thereto otherwise lapse, and; provided further, that the Participant shall deliver to the Corporation a stock power endorsed in blank relating to the Restricted Stock as soon as practicable following the date of grant.

    (ii) Stock Awards shall be any compensation grant to a Participant that provides for payment to a Participant in shares of Stock.

    (iii) Restricted Stock and Stock Awards may be issued at the time of grant, upon the exercise of an SAR, Option or other right, as payment of a bonus, as payment of any other compensation obligations, upon the occurrence of a future event, at a specified time in the future or as otherwise determined by the Committee. The period during which Restricted Stock is subject to restrictions may commence prior to the actual transfer of Restricted Stock to a Participant if so specified in the Award Agreement.

(e) Payment of Option Exercise Price. The payment of the Exercise Price of an Option granted under this Section 4 shall be subject to the following:

    (i) Subject to the following provisions of this subsection 4(e), the full Exercise Price for shares of stock purchased on the exercise of an Option shall be paid at the time of such exercise.

(ii)   The Exercise Price of the Stock subject to the Option may be paid in cash. At the discretion of the Committee, the purchase price may also be paid by the tender, by actual delivery of shares or by attestation, of Stock owned for at least six months by the holder of the option (the value of such Stock shall be its Fair Market Value on the date of exercise), through a combination of Stock and cash, or through such other means as the Committee determines are consistent with the Plan's purpose and applicable law. No fractional shares of Stock will be issued or accepted.

(iii)   In accordance with a cashless exercise program under which, if so instructed by the Participant, shares of Common Stock may be issued directly to the Participant's broker or dealer upon receipt of the purchase price in cash from the broker or dealer.

Section 5.   Shares of Stock and Other Stock-Based Awards Available Under Plan

(a)   The Stock which may be issued pursuant to an Award under the Plan may be shares currently authorized but unissued or currently held or subsequently acquired by the Corporation as treasury shares, including shares purchased in the open market or in private transactions.

(b)   Subject to the adjustment provisions of Section 9 hereof, the maximum number of shares that may be delivered to Participants and their beneficiaries under the Plan shall be equal to 4,000,000 shares of Stock.

(c)   Subject to the adjustment provisions of Section 9 hereof, the following additional maximums are imposed on the Plan:

(i)   The maximum number of shares of Stock that may be issued pursuant to Options intended to be Incentive Stock Options shall be 1,000,000 shares.

(ii)   The aggregate maximum number of shares of Stock that may be covered by Awards granted to any one individual pursuant to Section 4 relating to Options and SARs, shall be 350,000 shares during any one calendar-year period. Notwithstanding the preceding sentence, or any other provision of the Plan, the Committee, in its sole discretion, may make Awards under the Plan which are not intended to satisfy the "performance-based" compensation exception of Section 162(m) of the Code and regulations thereunder, which Awards shall not be subject to the individual limits set forth in the preceding sentence.

(d)   To the extent that any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall be deemed to not have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

(e)   If the Exercise Price of any Option granted under the Plan is satisfied by tendering shares of Stock to the Corporation (by either actual delivery or by attestation), only the number of shares of Stock issued net of the shares of Stock tender shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan.

(f) For the purposes of computing the total number of shares of Stock granted under the Plan, the following rules shall apply to Awards payable in Stock:

(i) each Option shall be deemed to be the equivalent of the maximum number of shares of Stock that may be issued upon exercise of the particular Option;

(ii) where one or more types of Awards (both of which are payable in Stock) are granted in tandem with each other, the number of shares of Stock shall be deemed to be the greater of the number of shares that would be counted if one or the other Award alone was outstanding.

Additional rules for determining the number of shares of Stock granted under the Plan may be adopted by the Committee, as it deems necessary and appropriate.

Section 6. Award Agreements

Each Award under the Plan shall be evidenced by an Award Agreement setting forth the number of shares of Stock and/or SARs subject to the Award and such other terms and conditions applicable to the Award, as determined by the Committee, not inconsistent with the terms of the Plan. The Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to as the Award Agreement regardless of whether any Participant signature is required. In the event that the Committee requires that the Participant execute and return the Award Agreement, no person shall have any rights under the Award unless and until the Participant to whom such Award shall have been granted shall have executed and delivered to the Company the Award Agreement; provided, however, the execution and delivery of such an Award Agreement shall not be a precondition to the granting of such Award. By executing the Award Agreement, or submitting an option exercise form (whether or not the Award Agreement required execution) a Participant shall be deemed to have accepted and consented to any action taken under the Plan by the Committee, the Board of Directors or their delegates.

(a) Award Agreements shall include the following terms:

(i) **Non-assignability**. Unless otherwise specifically provided for by the Committee, a provision that no Award shall be assignable or transferable except by will or by the laws of descent and distribution and that, during the lifetime of a Participant, the Award shall be exercised, if exercisable, only by such Participant or by his or her guardian or legal representative.

(ii) **Termination of Employment**. A provision describing the treatment of an Award in the event of the retirement, disability, death or other termination of a Participant's employment with the Corporation or a Subsidiary, including but not limited to terms relating to the vesting, time for exercise, forfeiture or cancellation of an Award in such circumstances. Participants who terminate employment prior to the satisfaction of applicable conditions and restrictions associated with their Award(s) may be entitled to such Award(s) as and to the extent determined by the Committee. A provision that for purposes of the Plan (A) a transfer of an Employee from the Corporation to a Subsidiary or affiliate of the Corporation, whether or not incorporated, or vice versa, or from one Subsidiary or affiliate of the Corporation to another, and (B) a leave of absence, duly authorized in writing by the Corporation, shall not be deemed a termination of employment, except as otherwise required by applicable law, as determined by the Committee, in order to preserve the status of an option as an Incentive Stock Option.

(iii) **Rights as a Shareholder**. A provision that a Participant shall have no rights as a shareholder with respect to any Stock covered by an Award until the date the Participant becomes the holder of record. Except as provided in Section 9 hereof, no adjustment shall be made for dividends or other rights, unless the Award Agreement specifically requires such adjustment.

(iv) **Withholding**. A provision requiring the withholding of applicable taxes required by law from all amounts paid to the holder of an Award in satisfaction of such Award. In the case of an Award paid in cash, the withholding obligation shall be satisfied by withholding the applicable amount and paying the net amount in cash to the Participant. In the case of Awards paid in shares of Stock, a Participant may satisfy the withholding obligation by paying the amount of any taxes in cash or, with the approval of the Committee, shares of Stock may be deducted from the payment to satisfy the obligation in full or in part. The amount of the withholding and the number of shares of Stock to be deducted shall be determined by the Committee with reference to the Fair Market Value of the Stock when the withholding is required to be made; provided, however, the amount of Stock so deducted shall not exceed the minimum required withholding obligation.

(v) **Treatment of Option**. Each Award of an option shall state whether or not it is intended to constitute an Incentive Stock Option.

(vi) **Minimum Exercise**. No option may be exercised for less than the lesser of 50 shares of Stock or the full number of shares of Stock for which the option is then exercisable.

(b) Other Terms. Award Agreements may include such other terms as the Committee may determine are necessary, and appropriate to effect an Award to the Participant, including, but not limited to, the term of the Award, vesting provisions, any requirements for continued employment with the Corporation or a Subsidiary, any other restrictions or conditions (including performance requirements) on the Award and the method by which restrictions or conditions lapse, the effect on the Award of a change in control of the Corporation or an employing Subsidiary, the price, amount or value of Awards, and the terms, if any, pursuant to which a Participant may elect to defer the receipt of cash or Stock under an Award.

Section 7. Amendment and Termination

The Board of Directors may at any time amend, suspend or discontinue the Plan, in whole or in part; provided that no amendment by the Board of Directors shall increase any limitations set forth in Section 5 nor shall it permit any options to be awarded at exercise prices below Fair Market Value. The Committee may at any time alter or amend any or all Award Agreements under the Plan to the extent permitted by law, but no such alteration or amendment shall impair the rights of any holder of an Award without the holder's consent. Adjustments pursuant to Section 9 shall not be subject to the foregoing limitations of this Section 7.

Section 8. Administration

(a) The Plan and all Awards granted pursuant thereto shall be administered by a committee of the Board of Directors (the "Committee"), which Committee shall consist of not less than two (2) members of such Board of Directors who are not employees of the Corporation or any Subsidiary. The members of the Committee shall be designated by the Board of Directors. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

(b) The Committee shall have the authority and discretion to interpret and administer the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to determine the terms and provisions of any Award Agreement made pursuant to the Plan. All questions of interpretation with respect to the Plan, the number of shares of Stock or other security, SARs, or rights granted and the terms of any Award Agreements, including the timing, pricing, and amounts of Awards, shall be determined by the Committee, and its determination shall be final and conclusive upon all parties in interest. In the event of any conflict between an Award Agreement and this Plan, the terms of this Plan shall govern.

(c) Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may delegate to the officers or employees of the Corporation and its Subsidiaries the authority to execute and deliver such instruments and documents, to do all such acts and things, and to take all such other steps deemed necessary, advisable or convenient for the effective administration of the Plan in accordance with its terms and purpose, except that the Committee may not delegate any discretionary authority with respect to substantive decisions or functions regarding the Plan or Awards thereunder as these relate to Insiders, including, but not limited to, decisions regarding the timing, eligibility, pricing, amount or other material terms of such Awards. Any such delegation may be revoked by the Committee at any time.

(d) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

Section 9. Adjustment Provisions

(a) In the event of any change in the outstanding shares of Stock by reason of a stock dividend or split, recapitalization, merger or consolidation (whether or not the Corporation is a surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend paid in cash or property, the number of shares of Stock (or other securities) then remaining subject to this Plan, and the maximum number of shares that may be issued to anyone pursuant to this Plan, including those that are then covered by outstanding Awards, shall (i) in the event of an increase in the number of outstanding shares, be proportionately increased and the price for each share then covered by an outstanding Award shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, be proportionately reduced and the price for each share then covered by an outstanding Award shall be proportionately increased.

(b) In the event the adjustments described in clauses (i) and (ii) of paragraph (a) of this Section 9 are inadequate to ensure equitable treatment of any Award holder, then, to the extent permissible under applicable law, the Committee shall make any further adjustments as it deems necessary to ensure equitable treatment of any holder of an Award as the result of any transaction affecting the securities subject to the Plan or as is required or authorized under the terms of any applicable Award Agreement.

(c) The existence of the Plan and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Board of Directors or the shareholders of the Corporation to make or authorize any adjustment, recapitalization, reorganization or other capital structure of its business, any merger or consolidation of the Corporation, any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

Section 10. Change of Control

(a) In the event of a "Change in Control" of the Corporation (defined below), in addition to any action required or authorized by the terms of an Award Agreement, the Committee may, in its sole discretion, recommend that the Board of Directors take any of the following actions as a result, or in anticipation, of any such event to assure fair and equitable treatment of Participants:

   (i) accelerate time periods for purposes of vesting in, or realizing gain from, any outstanding Award made pursuant to this Plan;

   (ii) offer to purchase any outstanding Award made pursuant to this Plan from the holder for its equivalent cash value, as determined by the Committee, as of the date of the change of control; or

   (iii) make adjustments or modifications to outstanding Awards as the Committee deems appropriate to maintain and protect the rights and interests of Participants following such change of control.

Any such action approved by the Board of Directors shall be conclusive and binding on the Corporation and all Participants.

(b) For purposes of this Section, a Change of Control shall mean the occurrence of any of the following:

   (i) A tender offer or exchange offer whereby the effect of such offer is to take over and control the affairs of the Corporation, and such offer is consummated for the ownership of securities of the Corporation representing twenty-five percent (25%) or more of the combined voting power of the Corporation's then outstanding voting securities.

   (ii) The Corporation is merged or consolidated with another corporation and, as a result of such merger or consolidation, less than seventy-five percent (75%) of the outstanding voting securities of the surviving or resulting corporation shall then be owned in the aggregate by the former shareholders of the Corporation, other than affiliates within the meaning of the Exchange Act or any party to such merger or consolidation.

(iii)   The Corporation transfers substantially all of its assets to another corporation or entity that is not a wholly-owned subsidiary of the Corporation.

(iv)   Any person (as such term is used in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing twenty-five percent (25%) or more of the combined voting power of the Corporation's then outstanding securities, and the effect of such ownership is to take over and control the affairs of the Corporation.

(v)   As the result of a tender offer, merger, consolidation, sale of assets, or contested election, or any combination of such transactions, the persons who were members of the Board of Directors of the Corporation immediately before the transaction, cease to constitute at least a majority thereof.

Section 11. General Restrictions

Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a)   Notwithstanding any other provision of the Plan, the Corporation shall have no liability to deliver any shares of Stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b)   To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

Section 12. Unfunded Plan

The Plan shall be unfunded. Neither the Corporation, a Subsidiary, nor the Board of Directors shall be required to segregate any assets that may at any time be represented by Awards made pursuant to the Plan. Neither the Corporation, a Subsidiary, the Committee, nor the Board of Directors shall be deemed to be a trustee of any amounts to be paid under the Plan.

Section 13. Limits of Liability

(a)   Any liability of the Corporation or a Subsidiary to any Participant with respect to an Award shall be based solely upon contractual obligations created by the Plan and the Award Agreement.

(b)   Neither the Corporation nor a Subsidiary, nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken or not taken in good faith under the Plan except as may be expressly provided by statute.

Section 14. Rights of Employees

    (a)   Status as an eligible Employee shall not be construed as a commitment that any Award will be made under this Plan to such eligible Employee or to eligible Employees generally.

    (b)   Nothing contained in this Plan or in any Award Agreement (or in any other documents related to this Plan or to any Award or Award Agreement) shall confer upon any Employee or Participant any right to continue in the employ or other service of the Corporation or a Subsidiary or constitute any contract or limit in any way the right of the Corporation or a Subsidiary to change such person's compensation or other benefits or to terminate the employment or other service of such person with or without cause.

Section 15. Duration

The Board of Directors adopted the Plan subject to the approval of the shareholders of the Corporation at the Corporation's 2010 annual meeting of its shareholders on May 19, 2010. The date of such shareholder approval shall be the "Effective Date" of the Plan. The Plan shall remain in effect until all Awards under the Plan have been exercised or terminated under the terms of the Plan and applicable Award Agreements, provided that Awards under the Plan may only be granted within ten years from the Effective Date of the Plan.